8/17

04036311

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starlight Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3594 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/18/04

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)


OPEN/CLOSE

Annual Report 年報

2004

目錄 CONTENTS

董事局	**BOARD OF DIRECTORS**
執行董事:	*Executive Directors:*
劉錫康	Lau Sak Hong, Philip
劉錫淇	Lau Sak Kai, Anthony
劉錫澳	Lau Sak Yuk, Andy
獨立非執行董事:	*Independent Non-executive Directors:*
韓相田	Hon Sheung Tin, Peter
何厚鏘	Ho Hau Chong, Norman
秘書	**SECRETARY**
李業華	Peter Lee Yip Wah
核數師	**AUDITORS**
摩斯倫•馬賽會計師事務所	Moores Rowland Mazars
審核委員會	**AUDIT COMMITTEE**
韓相田	Hon Sheung Tin, Peter
何厚鏘	Ho Hau Chong, Norman
主要銀行	**PRINCIPAL BANKERS**
香港上海滙豐銀行	The Hongkong and Shanghai Banking Corporation
渣打銀行	Standard Chartered Bank
恒生銀行有限公司	Hang Seng Bank Limited
華比銀行	Belgian Bank
律師	**SOLICITOR**
張葉司徒陳律師事務所	Vincent T K Cheung, Yap & Co.
香港股票過戶登記處	**SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG**
秘書商業服務有限公司	Secretaries Limited
註冊辦事處	**REGISTERED OFFICE**
Canon's Court	Canon's Court
22 Victoria Street	22 Victoria Street
Hamilton HM12	Hamilton HM12
Bermuda	Bermuda
主要辦事處	**PRINCIPAL OFFICE**
香港	5th Floor, Shing Dao Industrial Building
香港仔大道二百三十二號	232 Aberdeen Main Road
城都工業大廈五樓	Hong Kong
電話:(852) 2554 6303	Tel: (852) 2554 6303
傳真:(852) 2873 0230	Fax: (852) 2873 0230
電子郵件:starlite@starlight.com.hk	email: starlite@starlight.com.hk
網址:www.starlight.com.hk	website: www.starlight.com.hk



主席劉錫康先生
Chairman, Mr. Lau Sak Hong, Philip

財務業務

於本年度，集團錄得營業額約十八億三仟七佰萬港元（二零零三年：十三億七仟九佰萬港元），增長33%。股東應佔溢利達一億零六萬五仟港元（二零零三年：六千一百一十一萬八千港元），增長64%。

FINANCIAL RESULTS

During the year, the Group recorded a turnover of approximately HK$1,837 million (2003: HK$1,379 million), representing a growth of 33%. Profit attributable to shareholders increased 64% to HK$100,065,000 (2003: HK$61,118,000).

末期股息

董事局建議派發截至二零零四年三月三十一日止年度之末期股息每股3.5港仙（二零零三年三月三十一日止年度：2.0港仙）給予於二零零四年九月二十日在股東名冊上之股東。在股東週年大會通過末期股息後，股息單將於二零零四年九月三十日左右寄予各股東。

FINAL DIVIDEND

The Directors have recommended a final dividend of HK3.5 cents per share for the year ended 31st March, 2004 (Year ended 31st March, 2003: HK2 cents per share) to shareholders on the register of members on 20th September, 2004. Subject to the approval of the final dividend at an annual general meeting, dividend warrants will be sent to the shareholders on or about 30th September, 2004.

業務回顧

電子部門

雖然電子消費市場競爭劇烈，本年度，集團於電子消費產品之銷售及純利貢獻，均取得理想增長。發展高科技影音產品，注重產品質量、外型之美觀及輕巧性，乃為集團產品受歡迎之重要因素，DVD電視組合、六碟式鐳射音響組合及輕巧多功能手提鐳射機，為集團銷售額最高之產品系列，新推出之DVD錄影機，DVD/VCR及電視DVD/VCR，受到市場歡迎，可為集團未來盈利作出貢獻。

本年度第一季因受嚴重急性呼吸系統綜合症影響，對集團業務帶來負面效果，但從第二季開始，全球經濟復甦，消費者信心增加，使集團本年度於銷售收入取得理想增長。

於下半年度，電子產品主要零件快閃記憶體及隨機存取記憶體供應短缺，價格上漲，塑膠原料亦因油價波動而價格上揚，對集團生產成本造成壓力。此外，於二零零四年三月底，部份訂單延遲付運，亦為集團下半年度銷售及盈利增長放緩原因。記憶體價格現已回落，而供應亦回復正常，塑膠原料價格亦趨穩定。電子業之經營環境現已改善。

BUSINESS REVIEW

Electronics Division

Despite the intense competition in the consumer electronics product market, the sales and net profit contribution of the Group's consumer electronics products achieved satisfactory growth. Developing high-tech audio-visual products which are of high quality, visually attractive and compact is the crucial factor contributing to the popularity of the Group's products. DVD television combo, 6CD music centre and the compact and multi-functional portable players are the Group's best-selling product series. The newly launched DVD recorder, DVD/VCR and television DVD/VCR are well received by the market and will be able to make profit contribution to the Group in future.

During the first quarter of the year, the business of the Group was adversely affected by the Severe Acute Respiratory Syndrome. However, the global economic recovery and the strengthening of consumer confidence since the beginning of the second quarter led to the satisfactory growth in the sales income of the Group during the year.

In the second half of the year, the prices of flash memory and RAM, the major components of the electronics products, shot up due to a shortage in supply and the price of plastic material also increased because of the fluctuation of oil price. Therefore, the production cost of the Group was under pressure. In addition, towards the end of March, 2004, the delivery of products under certain orders was postponed, resulting in the slowdown of the Group's sales and profit in the second half of the year. The price of RAM has now gone down and its supply has returned to the normal level. The price of plastic material also stabilized. The operating environment of the electronics industry has improved.

業務回顧－續

電子部門－續

為確保生產效率，減低生產成本，本年度集團增加投資於自動插機及表面接合技術設施，提高生產機械化，以減輕工資上漲壓力。最近中國電力供應短缺，集團已額外安裝多台發電機，為廠房運作提供足夠電力，確保生產運作暢順。

本集團亦增加投放資源購買全新塑料注塑機及已安裝機械設備增加生產效率及質量。以發揮垂直綜合效應，增加零件生產部門對集團盈利之貢獻。

證券買賣

集團本年度證券買賣，主要為減持投資組合，因市場環境良好，取得理想回報。

物業發展

物業發展在今年度完成並已銷售超過六成。獲得總銷售額16,204,000港元。其餘待售物業亦有理想銷售進展。

展望

下一財政年度，電子產品營運環境仍然競爭劇烈，油價波動對邊際利率之影響等不明朗因素仍然存在。但預期經濟復甦，消費者信心增強情況下，集團應可克服困難，銷售額可取得穩定增長。

毛利率方面，因新產品之推出，以及美國著名百貨公司直接與廠商購買產品，集團減少支付銷售代理之佣金，而原材料之供應及價格亦趨穩定，故產品邊際利率應可改善。

預期華南生產基地之生產成本有逐步上漲之趨勢，集團已將未來擴充新廠房設廠選址，考慮華南以外地區，以減低生產成本，改善邊際利潤。

BUSINESS REVIEW – continued

Electronics Division – continued

In order to maintain the production efficiency and reduce the production cost, the Group increased its investment in automatic insertion machine and surface mounting technology facilities during the year. By doing so, the Group intends to mechanize its production and reduce the pressure to increase wages. In view of the recent shortage of electricity supply in China, the Group installed additional electricity generators to provide its plant with adequate electricity, so as to ensure a smooth production operation.

The Group also placed more resources in purchasing new plastic injection moulding machines with robat to increase production efficiency and enhance quality, so as to capitalize on the benefits of vertical integration and increase the profit contribution of the component production department to the Group.

Securities Trading

The securities trading of the Group during the year involved mainly a reduction of holdings in its investment portfolio. Since the market conditions were favourable, the Group gained satisfactory returns.

Property Development

Property development was completed in current year and properties sold over 60% for a total consideration of approximately HK$16,204,000. The remaining unsold properties held for sale are sold with satisfactory progress.

PROSPECT

In the next financial year, the operating environment of the electronics product industry will remain competitive and uncertainties regarding the oil price fluctuation will be affecting the profit margin. However, it is expected that the economy will recover and consumer confidence will strengthen, thus, the Group will be able to overcome difficulties and sales will improve.

Due to the launch of new products, the reduction in the sales agent commission resulting from the direct purchase by renowned US department stores from manufacturers, couple with the supply and price of the raw materials stabilize, the profit margin of the products is expected to increase.

Since the production cost of the production base in Southern China is expected to rise, the Group considers to expand its operation and locate its new plants in regions outside Southern China in order to reduce production cost and improve the profit margin.

財務狀況

流動資金及財務資源

本集團之財務狀況保持強勁。於二零零四年三月三十一日，現金及存款及有價證券約九千二百萬港元，而去年則約九千六百萬港元。

利息開支由去年度之約七百三十萬港元減至本年度之約六百萬港元，本年度之盈利對利息倍數為18倍（二零零三年：12倍）。

以總借款對比股東資金計算之資產負債比率為0.53（二零零三年：0.63），而本年度銀行借款淨額佔股東資金之百分比則為0.08（二零零三年：0.12）。按流動資產對比流動負債計算之流動比率因營業額上升而由去年度之1.5增至本年度之1.8。

財務及資本架構

在二零零三年十一月十三日舉行之本公司特別股東大會通過一項普通決議，每4股面值0.10港元之已發行及未發行之股份合併為1股面值0.40港元之股份。

本集團乃以保留盈利及銀行借款作為營運資金。本公司根據配售及認購安排而發行七千五百萬股新股份及由於本公司若干購股權獲行使而發行12,156,132股新股份，合共帶來現金流入約六千七百萬港元。

於二零零四年三月三十一日，本集團獲授之銀行融資信貸總額達四億九千二百萬港元，已動用其中一億一千四百四十萬港元。所有銀行借款均以港元或美元為單位，並按現行市場利率計息。

由於集團絕大部份交易均以美元或港元為結算單位，匯兑風險很低。

資產抵押

於二零零四年三月三十一日，本集團抵押若干資產及證券，其賬面值約為80,076,000港元（二零零三年：143,550,000港元）作為一般信貸服務及經紀股票戶口之擔保。

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained strong. As at 31st March, 2004 cash and deposits and marketable securities amounted to HK$92 million, as compared to HK$96 million last year.

Interest expenses for the year reduced from approximately HK$7.3 million in last year to approximately HK$6 million this year, with an interest coverage of over 18 times for the year (2003: 12 times).

Gearing ratio, calculated as total borrowings to shareholders' fund was 0.53 (2003: 0.63), and net bank borrowings as a percentage to Shareholders' fund was 0.08 for the year (2003: 0.12). Current ratio calculated as current assets to current liabilities rose from 1.5 in last year to 1.8 for this year as a result of the increase in turnover.

FINANCING AND CAPITAL STRUCTURE

Pursuant to an ordinary resolution passed at a Special General Meeting of the Company held on 13th November, 2003, every four issued and unissued shares of HK$0.10 each were consolidated into one share of HK$0.40 each.

The Group finance its operations by a combination of retained earnings and bank borrowings. There was totalling a cash inflow of about HK$67 million by issuance of 75,000,000 new shares by the Company as a result of placing and subscription arrangement and the issuance of 12,156,132 new shares by the Company as a result of the exercise of certain share options of the Company.

As at 31st March, 2004 total banking facilities granted to the Group amounted to HK$492 million of which HK$114.4 million were utilized. All bank borrowings are denominated in Hong Kong dollars or US dollars at prevailing market interest rate.

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was minimal.

PLEDGE OF ASSETS

At 31st March, 2004, the Group pledged certain assets and securities with carrying value of HK$80,076,000 (2003: HK$143,550,000) to secure the general credit facilities and the margin accounts with brokers.

資本開支

於本年度，本集團投資約七千四佰七十萬港元於固定資產，其中八佰四十萬港元用於擴建新廠房，餘額用於購買機器及儀器。

於二零零四年三月三十一日，本集團已簽訂資本開支13,396,000港元。

或然負債

於二零零四年三月三十一日，本公司就若干附屬公司取得信貸而向銀行及其他融資機構作出約七億三仟六百萬港元擔保。本集團之可追索銀行貼現票據或然負債約二十萬港元。

收購

在本年度，集團並沒有收購或出售附屬公司或聯營公司。

員工

於二零零四年三月三十一日，本集團擁有員工共9,252人，其中9,143人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、購股權計劃、在職訓練及訓練資助。

致謝

本人藉此機會謹向本集團全體員工於本年度努力不懈，盡忠職守之表現作衷心致謝。

劉錫康

主席

香港，二零零四年七月二十六日

CAPITAL EXPENDITURE

During the year, the Group invested approximately HK$74.7 million in fixed assets, of which HK$8.4 million was used for construction of new factory plant and the balance was used for purchase of plant and machinery and equipments.

As at 31st March, 2004, the Group has committed capital expenditure of HK$13,396,000.

CONTINGENT LIABILITIES

As at 31st March, 2004, the Company had contingent liabilities in relation to guarantees amounting to approximately HK$736 million given to banks and other financial institutions to secure credit facilities granted to certain subsidiaries. The Group had contingent liabilities for bills discounted with recourse of approximately HK$0.2 million.

ACQUISITION

During the year, the Group had not acquired or disposed of any subsidiary or associated company.

STAFF

As at 31st March, 2004, the Group had a total staff of 9,252 of which 9,143 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

APPRECIATION

I would like to take this opportunity to express my sincere appreciation to all our staff for their, utmost effect and dedication to the Group during the year.

Lau Sak Hong, Philip

Chairman

Hong Kong, 26th July, 2004

執行董事

劉錫康先生，五十六歲，為本集團主席兼董事總經理。彼在本集團已服務三十四年並擁有超過三十四年電子工業之管理經驗。

劉錫淇先生，五十四歲，為劉錫康先生之胞弟，亦為本集團董事，負責本集團於中國之生產管理。其主要職責除管理中國生產業務外，亦負責國內內銷、策劃及開發國內新項目。彼在本集團服務了三十二年。

劉錫澳先生，五十四歲，為劉錫康先生之胞弟，亦為本集團生產管理之董事，負責本集團於中國之生產管理。此外，彼亦負責本集團之研究及開發。彼在本集團服務了三十二年。

獨立非執行董事

韓相田先生，六十三歲，彼於一九八八年獲委任為本集團獨立非執行董事。現職為律師，於香港執業超過三十二年。

何厚鏘先生，四十八歲，彼於一九九八年獲委任為本集團獨立非執行董事，持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過二十年管理及地產發展經驗。

高級管理層

劉日東先生，二十五歲，劉錫康先生之長子，彼於二零零三年加入本集團，出任主席助理。彼於印第安那大學商學院畢業，獲頒商業市場學學士學位，彼曾出任儲存工藝公司(Storage Technology Corp.)之市務主任職位。彼現負責企業關係、中國國內銷售及企業資源規劃系統整合，以促進本集團推行現代化管理。

EXECUTIVE DIRECTORS

Mr. Lau Sak Hong, Philip, aged 56, is the Chairman and Managing Director of the Group. He has been in the Group for 34 years and has over 34 years of management experience in the electronics industry.

Mr. Lau Sak Kai, Anthony, aged 54, a brother of Mr. Lau Sak Hong, Philip, is the Group's Director responsible for the Group's overall production management in China. His main duties, besides the management of PRC production activities, include the responsibility of local sales in China and the planning and exploitation of new projects in China. He has been in the Group for 32 years.

Mr. Lau Sak Yuk, Andy, aged 54, a brother of Mr. Lau Sak Hong, Philip, is also one of the Group's Production Director responsible for the Group's overall production management in China. In addition, he is in charge of the Research & Development of the Group. He has been in the Group for 32 years.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hon Sheung Tin, Peter, aged 63, has been an Independent Non-executive Director of the Group since 1988. He has been practising as a solicitor in Hong Kong for over 32 years.

Mr. Ho Hau Chong, Norman, aged 48, has been an Independent Non-executive Director of the Group since 1998, he holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Society of Accountants. He has over 20 years of experience in management and property development.

SENIOR MANAGEMENT

Mr. Lau Yat Tung, aged 25, the eldest son of Mr. Lau Sak Hong, Philip, joined the Group in 2003 as assistant to Chairman. He graduated with a BA in Business Marketing from Indiana University, the Kelley School of Business. Previously, he held a marketing executive position in Storage Technology Corp. He is now responsible for corporate relations, local sales in China, and the integration of the ERP system to facilitate the modernisation of the Group's management.

高級管理層－續

劉錫鴻先生，四十八歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了十年並擁有十六年以上電子業務經驗。

劉錫海先生，四十五歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了十九年。

翁懷德先生，五十四歲，於一九八八年加入本集團為總經理，負責本集團之整體公司架構和財務策劃。彼持有一策略財務管理碩士名銜，並為特許秘書及特許市場師，擁有超過三十年業務及行政管理之經驗。

陳寶松先生，五十三歲，於一九八八年加入本集團為財務總監，負責監管本集團會計、財務及公司等事務，彼為專業會計師，並擁有超過二十年審計、商業及財務經驗。

林泓達先生，四十七歲，於二零零零年加入本集團，為Starlight eTech (Holdings) Limited之行政總裁。彼於科技資訊行業，擁有二十六年經驗，特別是在軟件及系統綜合顧問及管理方面。此外，於銷售、推廣、管理、顧問、計劃管理及軟件／系統發展之經驗亦非常豐富。曾任多間跨國資訊公司董事。

SENIOR MANAGEMENT – continued

Mr. Lau Shek Hung, Eric, aged 48, a brother of Mr. Lau Sak Hong, Philip, is a Director of one main subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 10 years and has over 16 years of experience in the electronics field.

Mr. Lau Sek Hoi, Jacky, aged 45, a brother of Mr. Lau Sak Hong, Philip, is a Director of one main subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 19 years.

Mr. Yung Wai Tak, Abraham, aged 54, joined the Group as the General Manager in 1988. He plays role in the formation of corporate structure and financial planning. He holds a Master of Business Administration in Strategic Financial Management and is a Chartered Secretary and a Chartered Marketer. He has over 30 years of commercial experience in business management and administration.

Mr. Chan Po Chung, Norman, aged 53, joined the Group as a Financial Controller in 1988 for supervising the Group's accounting, financial and corporate aspects. He is a qualified accountant with over 20 years of auditing, commercial and financial experience.

Mr. Lam Wang Tat, Thomas, aged 47, joined the Group as the CEO of Starlight eTech (Holdings) Limited in 2000. He is a 26 year IT veteran, and his background was in software, consulting system integration and management. He has extensive experience in sales, marketing, management, consulting, project management and software/system development. He was formerly a director of various major multinational IT companies.

董事局同寅謹呈覽本公司及其附屬公司（統稱「集團」）截至二零零四年三月三十一日止年度之年報及經審核之財務報告。

The directors present their annual report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31st March, 2004.

主要業務及分類資料

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

集團之分類資料詳細列於財務報告附註4內。

本集團之營業額及對經營溢利貢獻之分析已載於附註4內。

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. The subsidiaries of the Company are engaged in the design, manufacture and sale of a wide range of electronic products and in securities trading.

Details of segment information of the Group are set out in note 4 of the financial statements.

An analysis of the turnover and contribution to profit from operations of the Group is set out in note 4 to the financial statements.

附屬公司

截至二零零四年三月三十一日，公司主要附屬公司資料列於財務報告附註40內。

SUBSIDIARIES

Particulars of the Company's subsidiaries at 31st March, 2004 are set out in note 40 on the financial statements.

業績

截至二零零四年三月三十一日止年度之本集團業績載於第22頁之綜合損益表。

RESULTS

The results of the Group for the year ended 31st March, 2004 are set out in the consolidated income statement on page 22.

股息

董事局已宣派中期股息0.8港仙並於二零零三年十二月十九日派發。董事局建議分派末期股息每股3.5港仙。

DIVIDENDS

The directors have declared an interim dividend of HK0.8 cent per share which was paid on 19th December, 2003. The directors recommend the payment of a final dividend of HK3.5 cents per share.

財務概要

本集團過去五個財政年度之財務概要已載於第86頁及87頁內。

FINANCIAL SUMMARY

A 5 year financial summary of the Group is set out on pages 86 and 87.

股本

在二零零三年十一月十三日舉行之特別股東大會通過一項普通決議，每4股面值0.1港元之已發行及未發行之股份合併為1股面值0.4港元之股份。本年度內，本公司在香港聯合交易所有限公司購回本公司之股份共7,160,000股，董事局認為當時公司股票交易價格以每股淨資產值折扣交易，回購股份會增加本公司之每股資產淨值。本公司亦因行使購股權而發行48,624,528股新股份及透過配售及認購安排，發行300,000,000股新股。

SHARE CAPITAL

Pursuant to an ordinary resolution passed at a Special General Meeting of the Company held on 13th November, 2003, every four issued and unissued shares of HK$0.10 each were consolidated into one share of HK$0.40 each. During the year, the Company repurchased a total of 7,160,000 of its own shares on The Stock Exchange of Hong Kong Limited. The directors considered that, as the Company's shares were trading at a discount to the net assets value per share, the repurchases would increase the net asset value per share of the Company. The Company also issued 48,624,528 new shares as a result of the exercise of share options and 300,000,000 shares of the Company as a result of the placing and subscription arrangement.

股本－續

股本之變動情況載於財務報告附註27內。

本公司之優先購股權於本年度內之變動，已載於財務報告附註28內。

儲備

本集團及本公司於本年度儲備變動情況列於財務報告附註29內。本公司在二零零四年三月三十一日可分派儲備為164,398,000港元（二零零三年：104,763,000港元）。

投資物業

在年結日，本集團將其投資物業重估，重估所產生之6,618,000港元虧損已計入綜合收益表中。有關本集團之投資物業詳請，已載於財務報告附註13內。

物業、機器及儀器

本年度，本集團為擴張業務而購入之物業、機器及儀器約為74,718,000港元。上述及其他有關本集團物業、機器及儀器於本年度內之變動及詳情，已載於財務報告附註14內。

慈善捐款

於今年度本集團沒有慈善捐款（二零零三年：無）。

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

獨立非執行董事：
何厚鏘
韓相田

何厚鏘先生將依照本公司之章程細則第82條於即將召開之股東週年大會上輪值告退，及有資格膺選連任。

SHARE CAPITAL – continued

Details of the movements in share capital are set out in note 27 to the financial statements.

Details of share options of the Company outstanding during the year are set out in note 28 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 29 to the financial statements. The Company had distributable reserves of HK$164,398,000 as at 31st March, 2004 (2003: HK$104,763,000).

INVESTMENT PROPERTIES

At balance sheet date, the Group revalued its investment properties. The corresponding deficit on revaluation of HK$6,618,000 was debited to the consolidated income statement. Details of investment properties of the Group are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$74,718,000 to expand its business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

CHARITABLE DONATIONS

No donation was made by the Group during the year (2003: Nil).

DIRECTORS AND SERVICE CONTRACTS

The directors during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Independent non-executive directors:
Ho Hau Chong, Norman
Hon Sheung Tin, Peter

In accordance with the Company's bye-law 82, Mr. Ho Hau Chong, Norman retires by rotation and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

董事及董事服務合約－續

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償（法定賠償除外）而終止之服務合約。

DIRECTORS AND SERVICE CONTRACTS – continued

No director being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

獨立非執行董事之委任期限乃依照本公司細則用輪值告退方法委任。

The independent non-executive directors are appointed for a term subject to retirement by rotation as required by the Company's bye-laws.

董事之合約利益及關連交易

於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之證券權益

在二零零四年三月三十一日，根據證券及期貨條例（「證券及期貨條例」）第XV部之定義及按本公司根據證券及期貨條例第352條而設之登記冊所記錄，或根據上市公司董事進行證券交易的標準守則另行通知本公司及香港聯合交易所有限公司（「聯交所」），各董事及主要行政人員於本公司及聯繫公司之股份中之權益及淡倉如下：

DIRECTORS' INTERESTS IN SECURITIES

At 31st March, 2004, the interests and short positions of the directors and chief executives in the shares of the Company and associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO") and as recorded in the register required to be kept by the Company under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies, were as follows:

		持有本公司股份數目 Number of shares of the Company held				
		個人權益 Personal interests	公司權益 Corporate interests	其他權益 Other interests	Total	% of total Issued Shares
執行董事：	**Executive directors:**					
劉錫康	Lau Sak Hong, Philip	62,711,572	3,018,090 (a)	168,114,050 (c)	243,944,127	32.22%
		–	10,100,415 (b)	–		
劉錫淇	Lau Sak Kai, Anthony	37,265,929	3,018,090 (a)	–	50,384,434	6.65%
		–	10,100,415 (b)	–		
劉錫澳	Lau Sak Yuk, Andy	35,059,108	3,018,090 (a)	–	48,177,613	6.36%
		–	10,100,415 (b)	–		
獨立非執行董事：	**Independent non-executive directors:**					
何厚鏘	Ho Hau Chong, Norman	–	–	–	–	–
韓相田	Hon Sheung Tin, Peter	194,645	–	–	194,645	0.03%

董事之證券權益－續

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳(連同其他家族成員簡稱「劉氏家族」)實益擁有之公司K.K. Nominees Limited持有。因此，劉氏家族被視為於K.K. Nominees Limited持有之股份中擁有權益。

(b) 該等股份乃透過由劉氏家族實益擁有之公司Wincard Management Services Limited持有。因此，劉氏家族被視為於Wincard Management Services Limited持有之股份中擁有權益。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。因此，劉錫康被視為於Philip Lau Holding Corporation所持有之股份中擁有權益。

此外，其他劉氏家族成員共持有15,270,415股股份。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，並未有任何董事於本公司或之有關公司依據證券及期貨條例規定須予存置之登記冊所載記錄顯示或根據上市公司董事進行證券交易標準守則須知本公司擁有權益。

購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃，董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

DIRECTORS' INTERESTS IN SECURITIES – continued

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family"). Accordingly, Lau family is deemed to be interested in the shares held by K.K. Nominees Limited.

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau family. Accordingly, Lau family is deemed to be interested in the shares held by Wincard Management Services Limited.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates. Accordingly, Lau Sak Hong, Philip is deemed to be interested in the shares held by Philip Lau Holding Corporation.

In addition, other members of the Lau family held an aggregate of 15,270,415 shares.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, no director held any interest in the securities of the Company or any of its associated corporations, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies.

SHARE OPTION SCHEME

Under the Company's share option scheme ("Old Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, the directors might grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

購股權計劃－續

舊計劃已於二零零一年四月六日到期，由此，沒有購股權可根據此舊計劃授出。根據舊計劃已授出之購股權仍然有效。於二零零四年三月三十一日年度，根據舊計劃已授予之購股權變動情況如下：

SHARE OPTION SCHEME – continued

The Old Scheme was expired on 6th April, 2001 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. Movements of the options granted pursuant to the Old Scheme during the year ended 31st March, 2004 are as follows:

授予人姓名 Name of grantee	授予日期 Date of grant	行使價 Exercise price 港元 HK$	於二零零三年四月一日之購股權數目 Number of option shares outstanding at 1.4.2003	於本年度購股權失效數目 Number of option shares lapsed/ cancelled during the year	於本年度行使購股權數目 Number of option shares exercised during the year	於本年度股份合併之調整 Adjustment for consolidation during the year	於二零零四年三月三十一日購股權數目 Number of option shares at 31.3.2004
僱員 Employee	2.7.1999	0.10/ 0.40*	43,645,056	–	(21,822,528)	(16,366,896)	5,455,632
			43,645,056	–	(21,822,528)	(16,366,896)	5,455,632

行使購股權當日之前一日，加權平均收市價為每股0.101港元。

The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.101.

* 於二零零三年十一月十三日收市後，本公司之已發行及未發行每股面值0.10港元之股份每四股合併為一股每股面值0.40港元之合併股份，行使價因此而相應調整。

* The exercise price were adjusted with effect from the close of business on 13th November, 2003, as a result of consolidation of four issued and unissued shares of HK$0.10 par value each into one share of HK$0.40 par value each in the ordinary share capital of the Company.

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃「新計劃」。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與新計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

A new share option scheme ("New Scheme") was approved and adopted at the special general meeting of the Company held on 12th September, 2002 for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the New Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

購股權計劃－續

根據新計劃連同公司其他購股權計劃，購股權最高可授出股份之總數，不得超過於新計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過當時已發行股份之30%。

於購股權授出之日的12個月內，各參與者（主要股東，獨立非執行董事及其親屬除外）非獲行使而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權限內任何時間行使購股權。

購股權之股份認購價由董事局決定，惟有關價格不得低過於授予購股權當日，股份之收市價，或緊接授出日期前五個交易日股份平均收市價，或股份於授出日期之面值。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

SHARE OPTION SCHEME – continued

The maximum number of shares options which may be issued upon exercise of all options to be granted under this New Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% of the shares in issue while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue.

The option period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but shall be no less than the highest of the closing price of the shares on the offer date, the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or the nominal value of the shares on the offer date.

The consideration for the grant is HK$1.00 and it shall in no circumstance be refundable.

購股權計劃－續

本年度，根據新計劃已授予之購股權變動情況如下：

SHARE OPTION SCHEME – continued

Movements of the options granted pursuant to the New Scheme during the year ended 31st March, 2004 are as follows:–

授予人姓名 Name of grantee	授予日期 Date of grant	行使價 Exercise price 港元 HK$	於二零零三年四月一日之購股權數目 Number of option shares outstanding at 1.4.2003	於本年度授予之購股權數目 Number of option shares granted during the year	於本年度行使購股權數目 Number of option shares exercised during the year	於本年度股份合併之調整 Adjustment for consolidation during the year	於二零零四年三月三十一日購股權數目 Number of option shares at 31.3.2004
僱員	2.5.2003	0.10/0.40*	–	53,604,000	(26,802,000)	(20,101,500)	6,700,500
Employee	10.10.2003	0.215/0.86*	–	60,576,000	–	(45,432,000)	15,144,000
			–	114,180,000	(26,802,000)	(65,533,500)	21,844,500

附註：

(1) 以上購股權由授出日起五年內行使購股權。

(2) 本年度並無購股權失效或取消。

(3) 董事認為，由於不能準確釐定評估購股權價值之若干重要因素，故不適宜對在本年度授予購股權進行估值，根據多項推測性假設而評估購股權之價值，乃無意義，且可能誤導股東。

(4) 行使購股權當日之前一日，加權平均收市價為每股0.201港元。

* 於二零零三年十一月十三日收市後，本公司之已發行及未發行每股面值0.10港元之股份每四股合併為一股每股面值0.40港元之合併股份，行使價因而相應調整。

Notes:

(1) The above options were granted for an exercise period of five years from the date of grant of the options.

(2) No option was lapsed or cancelled during the year.

(3) The Directors consider it inappropriate to value the options granted during the year as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the options based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

(4) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.201.

* The exercise prices were adjusted with effect from the close of business on 13th November, 2003, as a result of consolidation of four issued and unissued shares of HK$0.10 par value each into one share of HK$0.40 par value each in the ordinary share capital of the Company.

主要股東

於二零零四年三月三十一日，根據本公司按證券及期貨條例第336條第十五部份規定而設置之主要股東權益及淡倉登記冊記錄所顯示，以下人仕（除上述披露有關董事所持之權益外）持有本公司已發行股本及相關股份百分之五或以上之股份權益：

SUBSTANTIAL SHAREHOLDERS

As at 31st March, 2004, the following persons, other than the interest disclosed above in respect of the directors, interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

姓名	Name	股份數目 Number of Ordinary Shares in which interested	佔已發行股本之百份比 % of total issued shares
謝清海 *(附註)*	Cheah Cheng Hye *(Note)*	60,647,500	8.01%
Value Partners Limited *(附註)*	Value Partners Limited *(Note)*	60,647,500	8.01%
李裕章	Lee Yu Chiang	42,140,878	5.56%

附註：

謝清海實益擁有Value Partners Limited之31.82%權益。

Note:

Cheah Cheng Hye beneficially owned 31.82% controlling interest in Value Partners Limited.

除上述外，於二零零四年三月三十一日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

Save as mentioned above and in section of "Directors' Interests in Securities", as at 31st March, 2004, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

購買、出售或贖回上市證券

本年度內,本公司在香港聯合交易所有限公司(「聯交所」)購回本公司股份詳情如下:

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased its shares on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") as follows:

月份	Month	購回每股0.10港元股份數目 Number of shares of HK$0.10 each repurchased	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總額 Aggregate Consideration 港元 HK$
二零零三年四月	April 2003	2,630,000	0.089	0.100	250,100
二零零三年五月	May 2003	4,530,000	0.098	0.104	461,060
		7,160,000			711,160

該等購回股份已全部註銷,而本公司已發行股本之面值亦相應減低。購回股份之折扣總額已轉入累計溢利。而相等於購回及註銷股份面值則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was credited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

最佳應用守則

本公司在本年度內,均遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則中有關須匯報遵守情況之段落。

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

股份優先購買權

本公司之公司細則或百慕達法例均無對優先購買權作出任何限制,故本公司毋需按比例向現有股東發售新股。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

主要供應商與客戶

本集團最大及首5間最大之客戶分別佔本集團營業總額32%及58%。

本集團最大及首5間最大之供應商分別佔本集團購貨總額12%及27%。

本公司各董事，其聯繫人士或據本公司董事所知悉擁有本公司已發行股本逾5%之股東，概無擁有本集團之首五大客戶或供應商之實益權益。

核數師

於二零零三年十月一日，核數師摩斯倫會計師事務所與馬賽會計師事務所合併，現以摩斯倫•馬賽會計師事務所之名稱執業。

有關續聘摩斯倫•馬賽會計師事務所（*英國特許會計師、香港執業會計師*）為本公司核數師之決議案將於應屆股東週年大會上提呈。

承董事局命
主席
劉錫康

香港，二零零四年七月二十六日

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 32% and 58% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 12% and 27% respectively of the Group's total purchases for the year.

None of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

AUDITORS

The auditors, Messrs. Moores Rowland merged with Messrs. Mazars on 1st October, 2003, and are now practicing under the name of Moores Rowland Mazars.

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, as auditors of the Company.

On behalf of the Board
Lau Sak Hong, Philip
CHAIRMAN

Hong Kong, 26th July, 2004

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致Starlight International Holdings Limited
(升岡國際有限公司)
(於百慕達註冊成立之有限公司)
全體股東

本核數師以下簡稱「本所」已完成審核載於第22頁至85頁按照香港普遍接納之會計準則編製之財務報告。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平之財務報告。在編製該等財務報告時，董事必須貫徹採用合適之會計政策。

本所之責任是根據本所審核工作之結果，對該等財務報告表達獨立的意見，並僅向股東作出報告，而不作其他用途。本所不會就本報告之內容對任何其他人士承擔義務或法律責任。

意見之基礎

本所是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷及所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 22 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本所在策劃和進行審核工作時，均以取得一切本所認為必需之資料及解釋為目標，使本所能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本所亦已衡量該等財務報告所載之資料在整體上是否足夠。本所相信，本所之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本所認為該等財務報告均真實與公平地反映 貴公司及 貴集團於二零零四年三月三十一日之財政狀況及 貴集團截至該日止年度之溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

摩斯倫•馬賽會計師事務所
英國特許會計師
執業會計師

香港
二零零四年七月二十六日

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong
26th July, 2004

mri A member of Moores Rowland International

A member firm of Mazars
MAZARS

綜合損益表 CONSOLIDATED INCOME STATEMENT

截至二零零四年三月三十一日止年度 For the year ended 31st March, 2004

		附註 Notes	2004 千港元 HK$'000	2003 千港元 HK$'000
營業額	Turnover	4	**1,837,045**	1,379,372
銷售成本	Cost of sales		**(1,604,203)**	(1,185,825)
毛利	Gross profit		**232,842**	193,547
其他收益	Other operating income	5	**26,904**	17,367
分銷成本	Distribution costs		**(65,140)**	(53,771)
行政費用	Administrative expenses		**(84,109)**	(68,699)
發展中物業減值虧損回撥	Impairment loss written back in respect of properties under development		**–**	4,656
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities		**–**	(6,500)
其他投資之未變現盈利(虧損)	Unrealised holding gain (loss) on other investments		**3,425**	(14,344)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries		**(2,688)**	(1,658)
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**3,844**	–
投資物業重估虧損	Deficit on revaluation of investment properties		**(6,618)**	(1,490)
經營溢利	Profit from operations	6	**108,460**	69,108
融資成本	Finance costs	8	**(5,989)**	(7,304)
應佔聯營公司虧損	Share of losses of associates		**(868)**	(379)
除稅前經常業務溢利	Profit from ordinary activities before taxation		**101,603**	61,425
稅項	Taxation	9	**(720)**	(218)
未扣除少數股東權益前溢利	Profit before minority interests		**100,883**	61,207
少數股東權益	Minority interests		**(818)**	(89)
本年度溢利淨額	Net profit for the year	10	**100,065**	61,118
股息	Dividends	11	**50,925**	20,518
每股盈利	Earnings per share	12		
一基本	– Basic		**13.7 cents**	9.1 cents
一攤薄	– Diluted		**13.5 cents**	N/A

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於二零零四年三月三十一日 At 31st March, 2004

		附註 Notes	2004 千港元 HK$'000	2003 千港元 HK$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
投資物業	Investment properties	13	**53,810**	43,760
物業、機器及儀器	Property, plant and equipment	14	**286,330**	251,244
發展中物業	Properties under development	15	**–**	37,859
商譽	Goodwill	16	**11,837**	14,525
負商譽	Negative goodwill	17	**–**	(3,844)
應佔聯營公司權益	Interest in associates	19	**2,016**	2,384
證券投資	Investments in securities	20	**25,181**	26,181
			379,174	372,109
流動資產	**Current assets**			
存貨	Inventories	21	**303,707**	236,720
待售物業	Properties for sale	22	**6,158**	–
應收賬項、按金及預付款項	Debtors, deposits and prepayments	23	**238,504**	172,356
可收回税款	Taxation recoverable		**572**	254
證券投資	Investments in securities	20	**30,861**	40,424
應收聯營公司賬項	Amounts due from associates		**2,800**	3,000
銀行結存及現金	Bank balances and cash		**61,275**	55,853
			643,877	508,607
流動負債	**Current liabilities**			
應付賬項及應計費用	Creditors and accrued charges	24	**234,100**	202,790
客戶按金	Customers' deposits		**908**	14,917
應付聯營公司賬項	Amount due to an associate		**2,800**	2,800
應付税項	Taxation payable		**470**	659
一年內到期之貸款	Borrowings – amount due within one year	25	**114,378**	110,847
一年內到期之租購合約承擔	Obligations under a hire purchase contract – amount due within one year	26	**62**	60
			352,718	332,073
流動資產淨值	**Net current assets**		**291,159**	176,534
總資產減流動負債	**Total assets less current liabilities**		**670,333**	548,643
少數股東權益	**Minority interests**		**1,365**	547

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於二零零四年三月三十一日 At 31st March, 2004

		附註 Notes	2004 千港元 HK$'000	2003 千港元 HK$'000
非流動負債	Non-current liabilities			
一年後到期之貸款	Borrowings – amount due after one year	25	–	8,750
一年後到期之租購合約承擔	Obligations under a hire purchase contract – amount due after one year	26	–	62
			–	8,812
資產淨值	Net assets		**668,968**	539,284
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	27	**302,888**	268,742
儲備	Reserves	29	**366,080**	270,542
股東資金	Shareholders' funds		**668,968**	539,284

第22頁至85頁所載之財務報告書，經於二零零四年七月二十六日由董事局核准及授權刊發，並由下列董事代表簽署：

The financial statements on pages 22 to 85 were approved and authorised for issue by the Board of Directors on 26th July, 2004 and are signed on its behalf by:

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

資產負債表 BALANCE SHEET

於二零零四年三月三十一日 At 31st March, 2004

		附註 Notes	2004 千港元 HK$'000	2003 千港元 HK$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
應佔附屬公司權益	Interest in subsidiaries	18	**673,596**	551,878
證券投資	Investments in securities	20	**1,141**	1,141
			674,737	553,019
流動資產	Current assets			
應收賬項、按金及預付款項	Debtors, deposits and prepayments		**–**	600
應收聯營公司賬項	Amounts due from group associates		**2,800**	2,800
銀行結存及現金	Bank balances and cash		**245**	711
			3,045	4,111
流動負債	Current liabilities			
應付賬款及應計費用	Creditors and accrued charges		**591**	515
流動資產淨額	Net current assets		**2,454**	3,596
總資產減流動負債	Total assets less current liabilities		**677,191**	556,615
非流動負債	Non-current liabilities			
應付附屬公司賬項	Amounts due to subsidiaries		**79,138**	85,635
資產淨值	Net assets		**598,053**	470,980
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	27	**302,888**	268,742
儲備	Reserves	29	**295,165**	202,238
股東資金	Shareholders' funds		**598,053**	470,980

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

綜合權益變動表 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

截至二零零四年三月三十一日止年度 For the year ended 31st March, 2004

		2004 千港元 HK$'000	2003 千港元 HK$'000
期初餘額一股東權益總額	Opening balances – Total equity	**539,284**	480,814
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	**2,071**	1,872
少數股東應佔儲備變動	Minority shareholders share of changes in reserves	**196**	899
綜合損益表中未確認之淨溢利	Net gains not recognized in the consolidated income statement	**2,267**	2,771
發行股份	Issue of shares	**66,000**	–
發行股份費用	Share issue expenses	**(3,424)**	–
行使購股權發行之股份	Issue of shares upon exercise of share options	**4,862**	1,120
回購股份	Repurchase of shares	**(716)**	(1,701)
贖回股份之溢價	Premium on redemption of shares	**(8)**	(3)
贖回股份之折扣	Discount on redemption of shares	**13**	539
二零零三年度已付末期股息	2003 final dividend paid	**(15,144)**	–
二零零四年度已付中期股息	2004 interim dividend paid	**(24,231)**	(5,374)
本年度淨溢利 *(附註10)*	Net profit for the year *(Note 10)*	**100,065**	61,118
		127,417	55,699
期末餘額一股東權益總額	**Closing balances – Total equity**	**668,968**	539,284

		附註 Notes	2004 千港元 HK$'000	2003 千港元 HK$'000
經營業務	**OPERATING ACTIVITIES**			
營運產生之現金	Cash generated from operations	30	**64,440**	88,532
退回香港利得稅	Hong Kong Profits Tax refunded		**26**	236
在其他司法區稅款（支付）退回	Taxation in other jurisdictions (paid) refunded		**(1,254)**	303
已付銀行及其他貸款利息	Interest on bank and other borrowings paid		**(5,979)**	(7,287)
已付一租購合約承擔之利息	Interest on obligations under a hire purchase contract paid		**(10)**	(17)
經營業務所得之現金淨額	Net cash from operating activities		**57,223**	81,767
投資業務	**INVESTING ACTIVITIES**			
已收利息	Interest received		**238**	119
其他投資之股息收入	Dividend income from other investments		**565**	616
購買物業、機器及儀器款項	Purchase of property, plant and equipment		**(74,918)**	(46,430)
貸款予聯營公司	Advances to associates		**(300)**	(100)
發展中物業費用支出	Expenditure on properties under development		**–**	(4,203)
出售物業、機器及儀器所得款項	Proceeds from disposal of property, plant and equipment		**550**	885
投資業務所用之現金淨額	**Net cash used in investing activities**		**(73,865)**	(49,113)
融資活動	**FINANCING ACTIVITIES**			
已支付股息	Dividend paid		**(39,375)**	(5,374)
長期貸款流出之現金	Cash outflow from long term loans		**(31,400)**	(32,600)
其他短期貸款流出之現金淨額	Net cash outflow from other short term loans		**(1,150)**	(2,640)
發行股份	Issue of shares		**66,000**	–
發行股份之費用	Share issue expenses		**(3,424)**	–
購回股份包括佣金費用	Repurchases of shares including brokerage expenses		**(718)**	(1,178)
償還一租購合約之承擔	Repayment of obligations under a hire purchase contract		**(60)**	(53)
信託收據及入口貸款流入之現金淨額	Net cash inflow from trust receipts and import loans		**26,346**	25,042
債權貼現貸款流入之現金淨額	Net cash inflow from debt factoring loans		**5,900**	11,713
因行使購股權而發行股份之所得款項	Proceeds from issue of shares on exercise of share options		**4,862**	1,120
融資活動所用之現金淨額	**Net cash used in financing activities**		**26,981**	(3,970)

		附註 Notes	2004 千港元 HK$'000	2003 千港元 HK$'000
現金及現金等值之增加	**Net increase in cash and cash equivalents**		**10,339**	28,684
年初現金及現金等值金額	**Cash and cash equivalents at beginning of the year**		**50,362**	21,662
外滙兑換率改變之影響	**Effect of foreign exchange rates changes**		**–**	16
年終現金及現金等值金額	**Cash and cash equivalents at end of the year**	*31*	**60,701**	50,362

1. **概述**

本公司乃一間於百慕達註冊成立之上市有限公司。

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品，證券買賣及物業發展。

2. **採納新頒佈及經修訂之會計實務準則**

於本年度，本集團採納及首次生效香港會計師公會新頒布及經修訂之會計實務準則第12條（經修訂）「所得稅」。會計實務準則第12條（經修訂）規定本期間產生之應課稅溢利或虧損引起之應付或可收回所得稅（本期稅項）；及未來主要由應課稅或可作扣減稅項產生之暫時差異和尚未動用稅務虧損所產生應付或可收回所得稅（遞延稅項）之會計方式。

採納此經修訂會計實務準則對本年度及以前年度之財務報告所得金額並無重大影響，因此，在財務報告中並沒有對以前年度作出調整。但須披露更詳盡之資料。詳細資料列於財務報告附註9，並包括本年度會計溢利與稅務支出之調節。

1. **GENERAL**

The Company is a listed public limited company incorporated in Bermuda.

The Company is an investment holding company. The subsidiaries of the Company are engaged in the design, manufacture and sale of a wide range of electronic products, securities trading and property development.

2. **ADOPTION OF A REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted, for the first time, a revised Statement of Standard Accounting Practice ("SSAP") – SSAP 12 (Revised) issued by the Hong Kong Society of Accountants ("HKSA"). SSAP 12 (Revised) "Income taxes" is effective for the first time for the current year's financial statements. SSAP 12 (Revised) prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carry forward of unused tax losses (deferred tax).

The revised SSAP has had no significant impact on the financial statements of the current year and previous year and, accordingly, no prior year adjustment has been made to the financial statements. However, the related disclosures are now more extensive than previously required and include a reconciliation between the accounting profit and the tax expense for the year as set out in note 9 to the financial statements.

3. 主要會計準則

本財務報告乃根據歷史成本常規法編製，並就若干投資物業及證券投資之重估而予以修訂，亦根據香港普通接納之會計準則編製。所採納之主要會計政策載列如下：

綜合賬目準則

綜合財務報告乃將本公司及其附屬公司（統稱「集團」）截至每年三月三十一日止之財務報告合併。

本年度所購入或出售之附屬公司之業績，已分別由購入有效日期起及截至出售有效日期止計入綜合損益表內。

少數股東應佔附屬公司之任何累積虧損超逾其投入資本之數額已在本集團溢利內扣除。附屬公司所有以後之溢利均全計入本集團之收入，直至本集團之前所分攤少數股東應佔之虧損已收回。

本集團內各公司之間所有重要交易及結餘經已於編製綜合賬目時被撇除。

商譽

收購所產生之商譽指收購成本超出本集團分佔該附屬公司或聯營公司在收購日之可認定資產及負債公允價值之數額及按照其估計可用最高二十年期攤銷。於二零零一年四月一日後就收購所產生之商譽將確認為資產或計入聯營公司賬面值內。

在二零零一年四月一日前收購產生之商譽繼續列於儲備中，待於出售附屬公司或聯營公司或於商譽被確認為減值時於損益表中扣除。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporated the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") made up to 31 March each year.

The results of subsidiaries acquired and disposed of during the year are included in the consolidated income statement from and up to their effective dates of acquisition and disposal respectively.

The minority shareholders' share of any accumulated deficit incurred by subsidiaries in excess of their capital contribution is charged against the profits of the Group. The income of the Group is credited with all subsequent profits reported by the subsidiaries until the minority interest's share of the deficit previously absorbed by the Group has been recovered.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition and amortised on a straight line basis over its estimated economic useful life of a maximum period of 20 years. Goodwill arising on acquisition of subsidiaries or associate after 1st April, 2001 is recognised as an asset or included in the carrying value of associate.

Goodwill arising on acquisition prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

3. 主要會計準則－續

商譽－續

本集團奉行定期審閱其商譽之估計可用年限之政策。本年度內之審閱顯示其中一項商譽之可用年限僅餘三年，因此，本集團已縮短攤銷期至三年，追溯自二零零三年四月一日。此項估計之變動將增加攤銷費用及導致二零零四年三月三十一日年度之收入減少1,031,000港元。另一項商譽之攤銷期則維持於十年。

負商譽

負商譽乃指本集團分佔該附屬公司或聯營公司在收購日期可認定資產及負債之公允價值超出收購成本之數額。

在二零零一年四月一日前收購產生之負商譽列於儲備中，待於出售附屬公司或聯營公司時在損益表中確認為收入。在二零零一年四月一日後因收購而產生之負商譽須於資產中或聯營公司賬面值扣除，並於分析引致負商譽之情況後確認為收入。倘負商譽乃關於收購計劃所納入且能可靠計算之預期未來虧損及開支，則該部份之負商譽將於確認未來虧損及開支時在綜合損益表中確認為收入。其餘的負商譽乃以有系統基準按所收購之可折舊／可攤銷資產之餘下平均可用年限於綜合損益表中予以確認。負商譽之數額高於所收購非貨幣資產，則即時確認為收入。

收入確認

貨品銷售乃於貨品付運及擁有權轉讓後確認入賬。出售短期投資之收入於出售合同完成後入賬。

投資於衍生工具之收益（虧損）按有關之合約屆滿後予以確認。

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Goodwill – continued

It is the Group's policy to periodically review the estimated useful lives of its goodwill. This review during the year indicated the remaining useful life of one of the goodwill should only be three years. As a result, the Group has shorten the amortization period to three years, retroactive from 1st April, 2003. The effect of this change in estimate was to increase amortization charges and decrease the profit for the year ended 31st March, 2004 by HK$1,031,000. The amortization period for another goodwill remain at 10 years.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st April, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or associate. Negative goodwill arising on acquisition after 1st April, 2001 is presented as a deduction from assets or carrying value of associate and will be released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed. Sales of investments in securities are recognised when the sales contracts are completed.

Gain (Loss) on investments in derivative instruments is recognised when the terms of the relevant contract are expired.

3. 主要會計準則－續

收入確認－續

利息收入按未償還本金之金額及適用利率以時間比例基準累計。

股息收入乃於股東已確定收取股息之權利後予以確認。

佣金收入乃於有關服務完成後確認。

租金收入，包括預先收取經營租賃物業所得之租金，以直線法按有關租賃年期確認。

物業發展銷售收益確認乃根據簽訂銷售合約或當有關物業之入伙許可書由有關之政府部門簽發，以較後者為準。在這時期前已收取由購買者支付的金額記錄為已收銷售物業訂金並列作流動負債。

借貸成本

借貸成本直接用於購買、建設或建造符合資產定義之資產，而該等資產在投入預定用途或出售需要一段長時間，借貸成本資本化列作該資產之部份成本。該等借貸成本於資產大致完成準備投入預定用途或出售時終止撥作資本。

一切其他借貸成本於產生時入賬列為開支。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Commission income is recognised when services are rendered.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Income from properties developed for sale is recognized on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are expensed when they are incurred.

3. 主要會計準則－續

租賃及租購合約

凡將資產所有權之大部份風險及回報轉予本集團之租約，均列為財務租賃。根據財務租賃及租購合約持有之資產乃按訂立租約當日之公平價值或最低租金承擔之現值，以較低為準，撥作資產。財務租賃及租購合約承擔之未償還本金部分乃列作本集團之債務。財務成本乃指財務租賃及租購合約承擔總額與訂立租約時所購入之公平資產值間之差額，乃按各財務租賃及租購合約之年期計算而成的不變週期比率，於每年債務餘額上自損益表內扣除。

一切其他租約均列為營業租約，應付及應收之租金均以直線法按租約年期於損益表內確認。

投資物業

投資物業乃指就其投資潛力而持有之已落成物業，其租金乃在公平磋商原則下訂定。

投資物業乃依據於結算日獨立專業估值之公開市值入賬。任何因重估投資物業而產生之盈餘或虧損，會於投資物業重估儲備中計入或抵銷，除非該儲備不足以填補按組合基準計算之虧損，則虧損之餘額會在損益表內扣除。倘虧損於收益表中扣除後出現重估盈餘，該等盈餘將計入損益表，惟數額以之前扣除之虧損為限。

當出售投資物業，該物業所佔投資物業重估儲備餘額即轉撥往損益表。

以租賃持有而尚餘年期(包括重續時期)為二十年以上之投資物業不予提折舊。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Leases and hire purchase contracts

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases and hire purchase contracts are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments at the dates of acquisition. The principal portions of the corresponding leasing and hire purchase commitments net of interest charges are shown as obligations of the Group. Finance costs, which represent the difference between the total leasing and hire purchase commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases and hire purchase contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease terms.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income derived therefrom being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit on a portfolio basis, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties which are held on leases with unexpired terms, including the renewal period, of more than twenty years.

3. **主要會計準則－續**

物業、機器及儀器

物業、機器及儀器，在建工程除外，按成本值或估價值減折舊及累積減值虧損入賬。

物業、機器及儀器之成本包括購買價及直接支付有關資產達至預期使用條件及地點之費用。對於重修資產達至正常運作條件之主要支出於損益表內確認。資產改善支出則資本化並以預期可使用年期折舊。

資產於出售或廢置時所產生之收益或虧損乃指資產之銷售收益與其賬面值之差額，並於損益表內確認。

本集團於一九九一年重估某些土地及樓宇，這些資產因重估而產生之盈餘將計入其他物業重估儲備內。倘若這些物業賬面淨值減少之數額超過因對上一次重估而於其他物業重估儲備中持有之盈餘（如有），則該減少之數額將自損益表內扣除。在出售資產後，於往年未轉撥至累計溢利之應佔重估盈餘將轉撥至累計溢利。

座落香港之租約土地乃根據香港會計師公會頒佈之會計實務準則第17條「物業、機器及儀器」之安排，按租約之尚餘年期以直線法按預期基礎攤銷。

座落香港之租約樓宇之成本值或估價值按四十年以每年等份作出折舊。座落香港以外之中期租約土地及樓宇之成本按五十年或租約之尚餘年期，以年期較短者為準，以每年等份攤銷。

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the estimate net sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Certain of the Group's land and buildings were revalued in 1991 and the surplus arising on revaluation of those assets was credited to the other property revaluation reserve. Any decrease in net carrying amount of those properties in the future will be charged to the income statement to the extent that it exceeds the surplus, if any, held in the other property revaluation reserve relating to previous revaluation of that particular asset. On the subsequent sale of assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years will be transferred to accumulated profits.

Leasehold land in Hong Kong is amortised on a straight line basis over the remaining unexpired terms of the leases on a prospective basis in accordance with SSAP 17 "Property, plant and equipment" issued by the HKSA.

The cost or valuation of leasehold buildings in Hong Kong is depreciated over forty years by equal annual installments. The cost of medium term leasehold land and buildings outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases, by equal annual installments.

3. 主要會計準則－續

物業、機器及儀器－續

在建工程乃按成本減累計減值虧損列賬。成本包括發展成本及該項工程之其他直接成本。在建工程並無折舊。於建築完成時，該等資產會分類為物業、機器及儀器之適當類別。

其他物業、機器及儀器之折舊均按其預計可使用年期，以遞減除額法按下列年率撇銷其成本值：

電腦設備	25%
傢俬、裝置及設備	10－25%
汽車	20－25%
廠房及機器	15－30%

以財務租賃方式持有之資產均按其預計可使用年期或租賃年期，以年期較短者為準，以自置資產相同之基準予以折舊。

以租購合約方式持有之資產均按其預計可使用年期，以本集團自置資產相同之基準予以折舊。

發展中物業

發展中物業乃按成本扣除減值虧損額列賬。成本包括發展中之土地費用連同直接成本包括發展物業應佔之借貸成本。

附屬公司之投資

附屬公司之投資乃按賬面值減任何已確認減值虧損後列於本公司資產負債表內。

聯營公司之投資

綜合損益表包括本集團本年度應佔聯營公司由收購有效日後之業績；而綜合資產負債表內之聯營公司權益則按本集團應佔聯營公司之資產列賬。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method, at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under development

Properties under development are stated at cost less accumulated impairment losses. Cost comprises the cost of land under development together with the direct costs including borrowing costs attributable to the development of the properties.

Investments in subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at carrying value less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates.

3. 主要會計準則－續

共同控制營運之投資

本集團訂定一項合營協議，據此達成共同控制營運業務。共同控制營運業務內之資產及負債根據其性質以權債發生制之原則在有相關公司之資產負債表內確定。在確定共同控制營運業務之收益及其相關之開支可會帶來經濟收益時，本集團把分佔之收益入賬。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價減除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

待售物業

待售物業按成本值或可變現淨值兩者之較低值入賬。成本值包括發展中土地之成本及直接成本及包括發展該物業之融資成本。

證券投資

證券投資購入時以成本計算並在結算日以當日交易日基準確認入賬。其後之財務報告日，本集團對已表明有意並有能力持有直至到期（持有直至到期證券）之債務證券乃按攤銷成本值減任何已確認減值虧損以反映不可收回數額而計算。購入持有直至到期證券所產生任何折讓或溢價乃按有關證券投資年期與其他應收投資收入合計，因而每年度之已確認收入均可反映投資所得之固定收益。

除持有至到期日債券外，所有投資均分類為投資證券及其他投資。

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Interest in jointly controlled operations

Where a group company undertakes its activities under joint venture arrangement directly constituted as jointly controlled operations, the assets and liabilities arising from those jointly controlled operations are recognised in the balance sheet of the relevant company on an accrual basis and classified according to the nature of the item. The Group's share the income from jointly controlled operations together with the expenses incurred are included in the income statement when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

Properties for sale

Properties for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of land under development together with the direct costs including borrowing costs attributable to the development of the properties.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. Any discount or premium on the acquisition of a held-to-maturity debt security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investment other than held-to-maturity debt securities are classified as investment securities and other investments.

3. 主要會計準則－續

證券投資－續

就既定長期策略目的而持有之投資證券均於日後滙報日期按成本計算，並減去任何減值虧損（暫時虧損者除外）。

其他投資乃按公平價值計算，而未變現盈利及虧損乃計入是年度損益表。

衍生工具投資

衍生工具投資為以短期目的持有並與證券相關之投資工具，按成本價或按該證券於年結日時市值作出估計之公平價值兩者之較低值入賬。

減值

於各結算日，本集團審閱集團之有形資產及無形資產之賬面值以釐定有否任何跡象顯示減值虧損。若資產可收回價值預期少於賬面值，該資產賬面值將減至可收回價值。減值虧損當年在損益表中扣除。惟該資產在另一會計實務準則規定下以重估值列賬，減值虧損在該會計實務準則規定視作重估減值處理。

倘減值虧損其後逆轉，則該資產之賬面值將增至重新估計之可收回金額，惟所修訂的賬面值不得超越該資產於過去年度出現減值虧損前所釐定之賬面值。減值虧損減少之數額須隨即列作收入，除非有關資產乃根據另一會計實務準則按重估值列賬，此情況下減值虧損減少之數按該會計實務準則視作重估增值處理。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Investments in securities – continued

Investment securities, which are debt or equity securities held on a continuing basis with an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the income statement for the year.

Investments in derivative instruments

Investments in derivative instruments, which are equity-linked instruments held for short-term purposes, are stated at the lower of cost or fair value estimated with reference to the market value of the underlying equity securities at the balance sheet date.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that SSAP.

3. 主要會計準則－續

稅項

當年稅項支出乃根據本年度業績計算，並就毋須課稅或不獲扣稅之項目作出調整，用以計算的稅率為於結算日已立例或實質上已立例的稅率。

遞延稅項乃採用負債法就資產與負債之稅務基準與財務報表內之賬面值之暫時差額作出全數撥備。遞延稅項資產及負債乃根據結算日已立例或實質上已立例的稅率及稅法，使用當有關資產收回或負債清償之期間預期適用之稅率計量。遞延稅項資產則在將來甚可能有應課稅溢利可與可扣稅臨時差額、稅務虧損及抵免對銷時確認。

並無就商譽及負商譽，初步確認業務合併以外、且不影響會計或應課稅溢利之交易之資產或負債及於附屬公司之投資所產生之暫時性差異（以不會於可見將來撥回者為限）作出遞延稅項撥備。

外幣兌換

外幣交易乃按交易日之兌換率換算。已訂立外滙合約之貨幣性資產及負債，按合約所訂滙率換算。其他以外幣結算之貨幣性資產及負債均按年結日之兌換率換算入賬。外幣換算所產生之盈虧計入損益表內。

於綜合賬內，香港以外之附屬公司，共同控制實體及聯營公司之財務報告以淨投資方法換算為港元。海外附屬公司，共同控制實體及聯營公司之損益表以加權平均滙率換算為港元，資產負債表以資產負債表當日滙率換算為港元。於換算時所產生之兌換差額均計入換算儲備內。

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the liability method, on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilized.

No deferred tax is provided for temporary differences arising from goodwill and negative goodwill, the initial recognition of assets or liabilities in a transaction other than a business combination and that affecting neither accounting nor taxable profits, and investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities which are covered by foreign exchange forward contracts are re-translated at the appropriate contractual rates of exchange. Other monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars using the net investment method. The income statements of overseas subsidiaries, jointly-controlled entities and associates are translated to Hong Kong dollars at the weighted average exchange rates for the year and their balance sheets are translated to Hong Kong dollars at the exchange rates at the balance sheet date. The resulting translation differences are included in the translation reserve.

3. 主要會計準則－續

外幣兌換－續

綜合現金流量表中，海外附屬公司之現金流量以現金流量當日之滙率換算為港元。海外附屬公司於當年經常有現金流量，換算為港元則以當年加權平均滙率計算。

現金等值

在現金流量表中，現金等值包括短期高流動性，可以低風險情況轉為已確知金額之投資，扣除銀行透支。

關連人士

如果本集團有權直接或間接監控另一方人仕或對另一方人仕的財務及經營決策作出重要影響，該人仕被視為有關連人仕。如該人仕受制於共同監控或共同的影響下，亦被視為有關連人仕。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currencies – continued

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates at the dates of cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Cash equivalents

For the purpose of cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, net of bank overdrafts.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

4. 分類資料

(a) 業務分佈

本集團業務由三個分部組成，分別是電子產品設計、製造及銷售，證券買賣及物業發展。本集團之分類資料主要報告這些分部之資料。

(i) 按本集團業務分類之營業額及業績如下：

4. SEGMENT INFORMATION

(a) Business segments

The Group is organized into three operating divisions, namely design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover and results by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 *HK$'000*	證券買賣 Securities trading 千港元 *HK$'000*	物業發展 Property development 千港元 *HK$'000*	合計 Consolidated 千港元 *HK$'000*
截至二零零四年三月三十一日止年度	**Year ended 31st March, 2004**				
營業額	TURNOVER	1,769,043	51,798	16,204	1,837,045
分部業績	SEGMENT RESULTS	103,733	10,871	(920)	113,684
利息收入	Interest income				238
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries				(2,688)
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary				3,844
投資物業重估虧損	Deficit on revaluation of investment properties				(6,618)
經營溢利	Profit from operations				108,460
融資成本	Finance costs				(5,989)
應佔聯營公司虧損	Shares of losses of associates				(868)
除稅前經常業務溢利	Profit from ordinary activities before taxation				101,603
稅項	Taxation				(720)
未扣除少數股東權益前溢利	Profit before minority interests				100,883
少數股東權益	Minority interests				(818)
本年度淨溢利	Net profit for the year				100,065
其他資料	OTHER INFORMATION				
增購物業、機器及儀器	Additions of property, plant and equipment	74,718	-	-	74,718
折舊及攤銷物業機器及儀器	Depreciation and amortisation of property, plant and equipment	38,532	-	24	38,556
其他投資之未變現盈餘	Unrealised holding gain on other investments	159	3,266	-	3,425

4. 分類資料－續
(a) 業務分佈－續
(i) 按本集團業務分類之營業額及業績如下：－續

4. **SEGMENT INFORMATION – continued**
(a) Business segments – continued
(i) An analysis of the Group's turnover and results by business segments is as follows: – continued

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至二零零三年三月三十一日止年度	Year ended 31st March, 2003				
營業額	TURNOVER	1,364,789	14,583	-	1,379,372
分部業績	SEGMENT RESULTS	93,429	(19,422)	(26)	73,981
利息收入	Interest income				119
發展中物業減值虧損回撥	Impairment loss written back in respect of properties under development				4,656
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities				(6,500)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries				(1,658)
投資物業重估虧損	Deficit on revaluation of investment properties				(1,490)
經營溢利	Profit from operations				69,108
融資成本	Finance costs				(7,304)
應佔聯營公司虧損	Shares of losses of associates				(379)
除稅前經常業務溢利	Profit from ordinary activities before taxation				61,425
稅項	Taxation				(218)
未扣除少數股東權益前溢利	Profit before minority interests				61,207
少數股東權益	Minority interests				(89)
本年度淨溢利	Net profit for the year				61,118
其他資料	OTHER INFORMATION				
增購物業、機器及儀器	Additions of property, plant and equipment	46,430	-	-	46,430
折舊及攤銷物業機器及儀器	Depreciation and amortisation of property, plant and equipment	35,580	-	-	35,580
其他投資之未變現虧損	Unrealised holding loss on other investments	-	14,344	-	14,344

4. 分類資料－續 4. SEGMENT INFORMATION – continued

(a) 業務分佈－續 (a) Business segments – continued

(ii) 按本集團業務分類之資產負債表如下： (ii) An analysis of the Group's balance sheet by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
於二零零四年三月三十一日	**At 31st March, 2004**				
資產	ASSETS				
分部資產	Segment assets	**868,970**	**46,613**	**9,922**	**925,505**
應佔聯營公司權益	Interest in associates				**2,016**
未分配集團之資產	Unallocated corporate assets				**95,530**
合計總資產	Consolidated total assets				**1,023,051**
負債	LIABILITIES				
分部負債	Segment liabilities	**231,174**	**695**	**3,202**	**235,071**
未分配集團之負債	Unallocated corporate liabilities				**117,647**
合計總負債	Consolidated total liabilities				**352,718**
於二零零三年三月三十一日	At 31st March, 2003				
資產	ASSETS				
分部資產	Segment assets	696,422	46,927	50,466	793,815
應佔聯營公司權益	Interest in associates				2,384
未分配集團之資產	Unallocated corporate assets				84,517
合計總資產	Consolidated total assets				880,716
負債	LIABILITIES				
分部負債	Segment liabilities	202,819	573	14,437	217,829
未分配集團之負債	Unallocated corporate liabilities				123,056
合計總負債	Consolidated total liabilities				340,885

4. 分類資料－續

(b) 地區分佈

(i) 電子產品設計,製造及銷售截至二零零四年三月三十一日及二零零三年三月三十一日這二年每年之銷售分佈如下:

4. SEGMENT INFORMATION – continued

(b) Geographical segments

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for each of the two years ended 31st March, 2004 is as follows:

		2004 千港元 HK$'000	2003 千港元 HK$'000
香港	Hong Kong	**423,659**	492,876
中國	Mainland China	**16,115**	6,986
南北美洲	North and South America	**788,829**	515,588
歐洲	Europe	**404,367**	204,173
日本及韓國	Japan and Korea	**103,770**	127,456
其他國家	Other countries	**32,303**	17,710
		1,769,043	1,364,789

本集團之證券買賣主要在香港進行。

The Group's turnover in respect of the securities trading segment is principally related to transactions carried out in Hong Kong.

本集團之物業發展交易主要在中國進行。

The Group's turnover for property development is principally related to transactions carried out in Mainland China.

4. 分類資料－續

(b) 地區分佈－續

(ii) 以地區分佈分析分部之資產之賬面值及物業、機器及儀器之增加：

4. SEGMENT INFORMATION – continued

(b) Geographical segments – continued

(ii) An analysis of the carrying amount of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

		分部資產賬面值 **Carrying amount of segment assets**		物業、機器及儀器之增加 **Additions to property, plant and equipment**	
		2004	2003	**2004**	2003
		千港元	*千港元*	*千港元*	*千港元*
		HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
香港	Hong Kong	**408,412**	354,555	**825**	696
中國	Mainland China	**547,274**	464,480	**73,209**	45,712
其他	Other	**67,365**	61,681	**684**	22
		1,023,051	880,716	**74,718**	46,430

5. 其他收益，淨額 5. OTHER OPERATING INCOME, NET

		2004 千港元 HK$'000	2003 千港元 HK$'000
其他收益包括：	Other operating income comprises:		
回撥壞賬準備	Provision for doubtful debt written back	**–**	2,877
已收賠款	Claims received	**3,277**	25
其他投資之股息收入 －上市公司	Dividend income from other investments – listed	**565**	616
出售物業、機器及儀器（虧損）收益	(Loss) Gain on disposal of property, plant and equipment	**(531)**	115
出售投資證券盈利	Gain on disposal of investment securities	**2,601**	–
利息收入	Interest income	**238**	119
兑滙（虧損）收益淨額	Net exchange (loss) gain	**(2,142)**	851
佣金	Commission	**6,547**	4,614
維修收入	Repairing income	**4,361**	–
廢料銷售收入	Sales of scrap materials	**2,200**	2,064
工具整理收入	Tooling income	**933**	1,544
其他收入	Others	**1,785**	3,978
衍生工具投資之已變現盈利（虧損）	Realised gain (loss) on investments in derivative instruments	**4,343**	(2,293)
租金收入	Rental income	**2,727**	2,857
		26,904	17,367

附註： 約20,115港元（二零零三年：約33,000港元）為租金收入之開支。

Note: Outgoings of HK$20,115 (2003: HK$33,000) were incurred to earn the rental income derived.

6. 經營溢利

6. PROFIT FROM OPERATIONS

		2004 千港元 HK$'000	2003 千港元 HK$'000
經營溢利之計算已扣除：	Profit from operations has been arrived at after charging:		
核數師酬金	Auditors' remuneration	**1,123**	1,162
折舊及攤銷	Depreciation and amortisation on:		
－集團自資資產	– assets owned by the Group	**38,528**	35,545
－以一租購合約持有之資產	– assets held under a hire purchase contract	**28**	35
租賃樓宇之營運租約最低租金支出	Minimum lease payments under operating leases in respect of rented premises	**8,053**	2,690
研究及開發成本	Research and development cost	**31,458**	30,127
員工成本（包括董事酬金）	Staff costs including directors' remuneration	**129,291**	110,644
界定供款計劃之供款	Contributions to defined contribution plans	**1,513**	1,577
呆壞賬準備	Provision for doubtful debts	**5,754**	468
陳舊及滯銷之存貨準備淨額	Net provision for obsolete and slow-moving inventories	**4,843**	–

7. 董事及僱員酬金 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

		2004	2003
		千港元	千港元
		HK$'000	*HK$'000*
董事酬金	**Directors' emoluments**		
袍金：	Fees:		
執行董事	Executive directors	**45**	45
獨立非執行董事	Independent non-executive directors	**30**	30
		75	75
執行董事之其他酬金	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**9,290**	8,631
退休福利計劃供款	Retirement benefits scheme contributions	**344**	341
		9,634	8,972
		9,709	9,047

7. 董事及僱員酬金－續 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – continued

董事酬金之金額範圍如下：

Remuneration of the directors was within the following bands:

		董事人數 Number of director(s) 2004	2003
無－1,000,000港元	Nil – HK$1,000,000	**2**	2
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	**–**	1
1,500,001港元－2,000,000港元	HK$1,500,001 – HK$2,000,000	**2**	1
6,000,001港元－6,500,000港元	HK$6,000,001 – HK$6,500,000	**–**	1
6,500,001港元－7,000,000港元	HK$6,500,001 – HK$7,000,000	**1**	–

僱員

本集團五名最高薪酬之人士包括三名（二零零三年：三名）董事，有關彼等酬金之詳情已於上文披露，其餘兩名（二零零三年：兩名）最高薪酬僱員之酬金如下：

Employees

The five highest paid individuals of the Group included three (2003: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2003: two) highest paid employees are as follows:

		2004 *千港元* ***HK$'000***	2003 *千港元* *HK$'000*
薪酬及其他福利	Salaries and other benefits	**2,081**	1,986
退休福利計劃供款	Retirement benefits scheme contributions	**53**	57
		2,134	2,043

此等僱員酬金之金額範圍如下：

Emoluments of these employees were within the following bands:

		僱員人數 Number of employee(s) 2004	2003
無－1,000,000港元	Nil – HK$1,000,000	**–**	1
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	**2**	1

8. 融資成本 8. FINANCE COSTS

		2004 千港元 HK$'000	2003 千港元 HK$'000
利息：	Interest on:		
一五年內全部歸還之貸款	– borrowings wholly repayable within five years	**5,954**	7,189
一租購合約	– a hire purchase contract	**10**	17
一股票抵押戶口及證券公司之短期貸款	– margin accounts and short term loans from brokers	**25**	98
		5,989	7,304

9. 税項 9. TAXATION

		2004 千港元 HK$'000	2003 千港元 HK$'000
税項支出包括：	The charge comprises:		
本期税項	**Current tax**		
本公司及其附屬公司：	The Company and its subsidiaries:		
根據估計應課税溢利按税率17.5%（二零零三年：16%）計算之香港利得税	Hong Kong Profits Tax calculated at 17.5% (2003: 16%) on the estimated assessable profit	**1,193**	584
往年（多提）少提準備	(Over) Under provision in prior years	**(1,016)**	473
		177	1,057
其他司法區之税項	Taxation in other jurisdictions	**543**	(839)
		720	218
遞延税項	**Deferred taxation**		
暫時差異的產生及撥回	Origination and reversal of temporary difference	**7,688**	–
可抵扣税務虧損確認	Benefit of tax losses recognized	**(7,688)**	–
		–	–
		720	218

9. 稅項－續 9. TAXATION – continued

		2004 千港元 HK$'000	2003 千港元 HK$'000
遞延稅項已計算在損益表中	**Deferred tax recognized in the income statement**		
暫時差異之類別：	Types of temporary differences:		
折舊免稅額	Depreciation allowances	**7,688**	–
稅務虧損	Tax losses	**(7,688)**	–
		–	–

其他司法區之稅項乃按個別司法區之現行稅率計算。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

		2004 %	2003 %
實際稅率之調節	**Reconciliation of effective tax rate**		
香港適用稅率	Applicable tax rate in Hong Kong	**17.5**	16.0
不可扣稅之費用	Non-deductible expenses	**1.1**	6.9
毋須課稅之收入	Tax exempt income	**(8.7)**	(10.1)
海外稅率差異之影響	Effect of overseas tax rates differences	**(0.8)**	(4.9)
未確認之稅務虧損	Unrecognised tax losses	**2.8**	5.5
未確認之暫時差異	Unrecognised temporary differences	**1.3**	(2.3)
使用先前未確認之稅務虧損	Utilisation of previously unrecognised tax losses	**(11.5)**	(10.1)
以前年度(多提)少提準備	(Over) under provision in prior year	**(1.0)**	0.8
在其他司法區以前年度多提稅項準備	Over provision in prior year for taxation in other jurisdictions	**–**	(1.4)
年度實際稅率	Effective tax rate for the year	**0.7**	0.4

本集團於中國享有給予出口型外資企業免繳或減半繳交企業所得稅之稅務優惠。

The Group enjoys preferential tax treatments of paying either no or half rate enterprise income tax in the Mainland China given to export-oriented foreign invested enterprises.

10. **本年度溢利淨額**

在綜合溢利100,065,000港元(二零零三:61,118,000港元)之中,99,721,000港元(二零零三:虧損4,206,000港元)之溢利已於本公司財務報告中處理。

10. **NET PROFIT FOR THE YEAR**

Of the consolidated profit of HK$100,065,000 (2003: HK$61,118,000), a profit of HK$99,721,000 (2003: loss of HK$4,206,000) has been dealt with in the financial statements of the Company.

11. **股息**

11. **DIVIDENDS**

		2004 千港元 HK$'000	2003 千港元 HK$'000
已支付二零零四年三月三十一日年度中期股息,每股3.2港仙*(二零零三年:0.8港仙*)	Interim dividend paid of HK3.2 cent* (2003: HK0.8 cent*) per share for the year ended 31st March, 2004	**24,231**	5,374
建議分派二零零四年三月三十一日年度末期股息,每股3.5港仙(二零零三年:2港仙*)	Final dividend proposed at HK3.5 cents (2003: HK2 cent*) per share for the year ended 31st March, 2004	**26,694**	15,144
		50,925	20,518

* 在二零零四年三月三十一日年度期間,股份合併之影響已作調整。

* Adjusted for the effect of the consolidation of shares during the year ended 31st March, 2004.

12. 每股盈利 EARNINGS PER SHARE

每股之基本盈利乃根據以下資料計算：

The calculation of the basic earnings per share is computed based on the following data:

		2004 千港元 HK$'000	2003 千港元 HK$'000
溢利：	Profit:		
年度淨溢利及為計算每股基本盈利之溢利	Net profit for the year and profit for the purpose of basic earnings per share	**100,065**	61,118
股數：	Number of shares:		
為計算每股基本盈利之加權平均股份數目	Weighted average number of shares for the purpose of basic earnings per share	**731,288,439**	671,859,124
就購股權計劃下具攤薄作用之潛在股份數目	Effect of dilutive potential shares for the purpose of dilutive earnings per share – share option	**9,214,737**	不適用 Not applicable
為計算每股攤薄後盈利之加權平均股份數目	Weighted average number of shares for the purpose of diluted earnings per share	**740,503,176**	不適用 Not applicable

前期之每股盈利攤薄沒有計算，因本公司之購股權行使價在該年間高於市場平均價。

No diluted earnings per share for the prior year has been presented as the exercise prices of the Company's options were higher than the average market price per shares in the year.

二零零三年三月三十一日年度為計算每股基本盈利之加權平均股份數目由於股份合併從二零零三年十一月十四日生效已相應調整。因此，二零零三年度之每股基本盈利由2.3港仙重列為9.1港仙。

The weighted average number of shares for the year ended 31st March, 2003 for the purpose of basic earnings per share has been adjusted for the share consolidation of four shares into one share effective from 14th November, 2003. As a consequence, the amount of basic earnings per share for the year ended 31st March, 2003 has been restated from 2.3 cents to 9.1 cents.

13. 投資物業 13. INVESTMENT PROPERTIES

		本集團 The Group	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
估價值	**Valuation**		
於年初	At beginning of year	**43,760**	45,250
增加	Addition	**200**	–
由發展中物業轉入	Transferred from properties under development	**16,468**	–
重估產生之虧損	Deficit arising on revaluation	**(6,618)**	(1,490)
於年結日	At end of the year	**53,810**	43,760

集團在資產負債表結算日持有之投資物業賬面值包括：

The carrying value of investment properties held by the Group at the balance sheet date comprised:

		本集團 The Group	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
投資物業：	Investment properties:		
在香港以長期契約持有	Held in Hong Kong, long leases	**44,360**	43,760
在香港以外以長期契約持有	Held outside Hong Kong, long leases	**9,450**	–
		53,810	43,760

在香港持有投資物業於二零零四年三月三十一日之專業估值乃由一獨立認可之專業估值師衡量行按現時用途作基準重估其公開市值。

The professional valuation of investment properties held in Hong Kong as at 31st March, 2004 was carried out by Chung, Chan & Associates, an independent firm of qualified professional valuers, on an open market value for existing use basis.

在香港以外投資物業於二零零四年三月三十一日之專業估值乃由一獨立認可之專業估值師永利行按現時用途作基準重估其公開市值。

The professional valuation of investment properties held outside Hong Kong as at 31st March, 2004 was carried out by RHL Appraisal Ltd, an independent firm of qualified professional valuers, on an open market value for existing use basis.

14. 物業、機器及儀器 14. PROPERTY, PLANT AND EQUIPMENT

		租約物業 Leasehold properties 千港元 HK$'000	電腦設備 Computer equipment 千港元 HK$'000	傢俬裝置及設備 Furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	廠房及機器 Plant and machinery 千港元 HK$'000	在建工程 Construct-ion in progress 千港元 HK$'000	總計 Total 千港元 HK$'000
本集團	**The Group**							
成本值或估價值	**Cost or valuation**							
於二零零三年四月一日	At 1st April, 2003	134,447	15,377	93,003	16,206	329,503	107	588,643
滙兌調整	Exchange adjustments	-	1	7	-	-	-	8
添置	Additions	8,387	2,415	6,218	963	56,735	-	74,718
出售	Disposals	(725)	-	(2,787)	(480)	(5,747)	-	(9,739)
於二零零四年三月三十一日	**At 31st March, 2004**	**142,109**	**17,793**	**96,441**	**16,689**	**380,491**	**107**	**653,630**
包括：	Comprising:							
成本值	At cost	106,082	17,793	96,441	16,689	380,491	107	617,603
估價值－一九九一年	At valuation – 1991	36,027	-	-	-	-	-	36,027
		142,109	17,793	96,441	16,689	380,491	107	653,630
折舊及攤銷	**Depreciation and amortisation**							
於二零零三年四月一日	At 1st April, 2003	20,822	9,698	70,180	13,611	223,088	-	337,399
滙兌調整	Exchange adjustments	-	1	1	-	-	-	2
本年折舊	Provided for the year	2,562	1,567	5,245	603	28,579	-	38,556
出售時撇銷	Elimination on disposals	(644)	-	(2,311)	(435)	(5,267)	-	(8,657)
於二零零四年三月三十一日	**At 31st March, 2004**	**22,740**	**11,266**	**73,115**	**13,779**	**246,400**	**-**	**367,300**
賬面淨值	**Net book value**							
於二零零四年三月三十一日	**At 31st March, 2004**	**119,369**	**6,527**	**23,326**	**2,910**	**134,091**	**107**	**286,330**
於二零零三年三月三十一日	At 31st March, 2003	113,625	5,679	22,823	2,595	106,415	107	251,244

14. 物業、機器及儀器－續 14. PROPERTY, PLANT AND EQUIPMENT – continued

		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
本集團之物業權益包括：	The Group's property interests comprise:		
租約物業：	Leasehold properties:		
在香港以長期契約持有	Held in Hong Kong, long leases	**41,319**	42,034
在香港以外以中期契約持有	Held outside Hong Kong, medium-term leases	**78,050**	71,591
		119,369	113,625

租約物業由一獨立專業估值師於一九九一年按現時用途基準之公開市值予以重估。本集團採納會計實務準則第17條第八十段有關規定定期重估本集團租約物業之過渡期豁免，故此毋須進一步重估租約物業。倘租約物業按成本值減累積折舊及累積減值虧損列賬，租約物業之賬面淨值於二零零四年三月三十一日約為25,156,000港元（二零零三年：26,297,000港元）。

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80 of SSAP 17 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties been carried at cost less accumulated depreciation, and accumulated impairment losses, the net book value of the leasehold properties at 31st March, 2004 would have been stated at approximately HK$25,156,000 (2003: HK$26,297,000).

於二零零四年三月三十一日包括在資產賬面淨值內有關以汽車租購合約方式持有之資產為114,000港元（二零零三年：142,000港元）。

The net book value of motor vehicles at 31st March, 2004 included an amount of HK$114,000 (2003: HK$142,000) in respect of assets held under a hire purchase contract.

15. 發展中物業 15. PROPERTIES UNDER DEVELOPMENT

		本集團 The Group 2004 千港元 HK$'000	2003 千港元 HK$'000
於四月一日之成本值	Cost at 1st April	**54,094**	49,891
增加	Additions	**–**	4,203
		54,094	54,094
減:已確認減值虧損	*Less:* Impairment loss recognised	**(16,235)**	(16,235)
		37,859	37,859
轉出至待售物業	Transfer to properties for sales	**(21,391)**	–
轉出至投資物業	Transfer to investment properties	**(16,468)**	–
於三月三十一日之賬面值	Carrying value at 31st March	**–**	37,859

發展中物業位於中國並以長期契約持有。

The properties under development were situated in the Mainland China and are held under long leases.

16. 商譽 16. GOODWILL

		本集團 The Group 2004 千港元 HK$'000	2003 千港元 HK$'000
成本值	**Cost**		
於年初及年結日	At the beginning of year and balance sheet date	**16,575**	16,575
攤銷	**Amortisation**		
於年初	At beginning of year	**2,050**	392
計入本年損益	Charge for the year	**2,688**	1,658
於年結日	At balance sheet date	**4,738**	2,050
賬面淨值	**Net book value**		
於年結日	At balance sheet date	**11,837**	14,525

17. 負商譽 17. NEGATIVE GOODWILL

		本集團 The Group 2004 千港元 HK$'000	2003 千港元 HK$'000
原值	**Gross amount**		
於年初及年結日	At beginning of year and balance sheet date	**6,999**	6,999
轉入收益	**Released to income**		
於年初	At beginning of year	**(3,155)**	(3,155)
本年轉入	Released during the year	**(3,844)**	–
於年結日	At balance sheet date	**(6,999)**	(3,155)
賬面值	**Carrying amount**	**–**	3,844

負商譽產生於本集團於二零零二年增購一附屬公司，番禺富臨花園房地產有限公司額外權益。在收購日，3,155,000港元之負商譽確定與該附屬公司所擁有之發展中物業之減值虧損相關並將相關數額之負商譽轉入到二零零二年損益表中確定收益。負商譽之餘額，應歸於地下層，並在本年轉入損益表中以抵銷地下層重估價值虧損。

The negative goodwill arose on the Group's acquisition of additional interest in a subsidiary, 番禺富臨花園房地產有限公司 in 2002. At the date of acquisition, HK$3,155,000 of the negative goodwill was identified as relating to the impairment loss in respect of the properties under development held by the subsidiary and accordingly an equivalent amount of the negative goodwill was released to income in 2002. The remaining balance of the negative goodwill is attributable to the basement and was released to income statement in the current year to set off the revaluation deficit arising from the basement.

18. 應佔附屬公司權益 18. INTEREST IN SUBSIDIARIES

		本公司 The Company	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
非上市股份，成本值	Unlisted shares, at cost	**136,684**	136,684
應收附屬公司賬項	Amounts due from subsidiaries	**572,202**	450,484
		708,886	587,168
已確認減值虧損	Impairment losses recognized	**(35,290)**	(35,290)
		673,596	551,878

非上市股份之賬面值乃根據於一九八九年十二月集團重組計劃而本公司成為最終控股公司時，SIH Limited及其附屬公司於當日之淨資產賬面值計算。

The cost of the unlisted shares is based on the book value of the underlying net assets of SIH Limited and its subsidiaries as at the date on which the Company became the ultimate holding company under the Group reorganisation in December 1989.

主要附屬公司於二零零四年三月三十一日之詳情已載於附註40。

Details of principal subsidiaries at 31st March, 2004 are set out in note 40.

19. 應佔聯營公司權益 19. INTEREST IN ASSOCIATES

		本集團 The Group	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
應佔資產淨值	Share of net assets	**2,016**	2,034
應收聯營公司賬項	Amounts due from associates	**–**	350
		2,016	2,384

19. **應佔聯營公司權益－續**

本集團之聯營公司全為非上市公司。聯營公司於年結日之詳情如下：

19. **INTEREST IN ASSOCIATES – continued**

The Group's associates are all unlisted corporate entities. Details of the associates at the balance sheet date are as follows:

聯營公司名稱 Name of associate	註冊／營業地點 Place of registration/ operations	註冊資本面值 Nominal value of registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activity
北京群輝電子有限公司（「北京群輝」） Beijing Commune Fair Electronics Co. Ltd. ("Beijing Commune")	中華人民共和國 People's Republic of China	800,000美元 US$800,000	68.75%	暫停經營 Dormant
Danehill Investments (Holdings) Limited	開曼群島 Cayman Islands	7,000,000港元 HK$7,000,000	48.28%	投資控股 Investment holding
E-Global Electronics Trading Platform Limited	英屬維爾京群島／香港 British Virgin Islands/ Hong Kong	100美元 US$100	25.00%	網上電子零件交易平台 Formation and operation of an electronics components exchange/ transaction platform

北京群輝乃一間為期十五年由一九九二年十月成立之合營公司。根據合同，本集團承擔投入550,000美元資本。本集團已投足所承擔之數額。在合同生效期間，本集團享有北京群輝50%之溢利或虧損。本集團並沒有北京群輝董事局之控制權。於二零零二年北京群輝由於沒有更新商業登記證而被中國政府取消其商業登記證。應佔此聯營公司之虧損已包括在集團財務報表中以及應收聯營公司賬款已全數作出撥備。

Beijing Commune was incorporated as a joint venture company for a term of fifteen years commencing October 1992. Under the agreement, the Group is committed to invest an amount of US$550,000. The Group has fully contributed the amount committed. During the life of the agreement, the Group is entitled to share 50% of the profit or loss of Beijing Commune. The Group does not have control over in the board of directors of Beijing Commune. On October 2002 the business certificate of Beijing Commune has been cancelled by the PRC government as the company did not renew its business certificate. Share of losses of this associate has been included in the financial statements of the Group and the amount due from this associates has been fully provided for.

應收聯營公司之金額是沒有抵押、免息及沒有定明還款期。

The amounts due from associates are unsecured, interest-free and have no fixed terms of repayment.

20. 證券投資 20. INVESTMENTS IN SECURITIES

		本集團 The Group					
		投資證券 Investment securities		其他投資 Other investments		總額 Total	
		2004	2003	**2004**	2003	**2004**	2003
		千港元 HK$'000	千港元 HK$'000	**千港元 HK$'000**	千港元 HK$'000	**千港元 HK$'000**	千港元 HK$'000
股本證券：	Equity securities:						
上市	Listed						
香港	Hong Kong	**–**	–	**10,331**	19,161	**10,331**	19,161
海外	Overseas	**8,106**	8,106	**20,380**	21,263	**28,486**	29,369
		8,106	8,106	**30,711**	40,424	**38,817**	48,530
減：已確認減值虧損	*Less:* Impairment loss recognised	**(6,965)**	(6,965)	**–**	–	**(6,965)**	(6,965)
		1,141	1,141	**30,711**	40,424	**31,852**	41,565
非上市	Unlisted						
香港	Hong Kong	**26,540**	26,540	**150**	–	**26,690**	26,540
海外	Overseas	**–**	1,000	**–**	–	**–**	1,000
		26,540	27,540	**150**	–	**26,690**	27,540
減：已確認減值虧損	*Less:* Impairment loss recognised	**(2,500)**	(2,500)	**–**	–	**(2,500)**	(2,500)
		24,040	25,040	**150**	–	**24,190**	25,040
		25,181	26,181	**30,861**	40,424	**56,042**	66,605
上市證券之市值	Market value of listed securities	**678**	397	**30,708**	40,424	**31,386**	40,821
賬面值就呈報目的而分析為：	Carrying amount analysed for reporting purposes as:						
流動	Current	**–**	–	**30,861**	40,424	**30,861**	40,424
非流動	Non-current	**25,181**	26,181	**–**	–	**25,181**	26,181
		25,181	26,181	**30,861**	40,424	**56,042**	66,605

20. 證券投資－續 20. INVESTMENTS IN SECURITIES – continued

		本公司 The Company 2004 千港元 HK$'000	2003 千港元 HK$'000
香港以外上市股本證券，成本值	Listed equity security outside Hong Kong at cost	**8,106**	8,106
已確認減值虧損	Impairment loss recognised	**(6,965)**	(6,965)
		1,141	1,141
上市證券市值	Market value of listed security	**678**	397

董事局認為非上市投資之價值最少為其賬面值。

In the opinion of the directors, the unlisted investments are worth at least their carrying values.

已確認投資證券之減值虧損乃參考有關上市股份之公允價值。

The impairment loss recognised in respect of the investment security is estimated with reference to its fair value.

21. 存貨 21. INVENTORIES

		本集團 The Group 2004 千港元 HK$'000	2003 千港元 HK$'000
原料	Raw materials	**153,608**	113,120
在製品	Work in progress	**29,925**	13,536
製成品	Finished goods	**120,174**	110,064
		303,707	236,720

上列以可變現淨值列賬之存貨款額約為19,596,000港元（二零零三年：10,820,000港元）。

The amount of inventories, included in above, carried at net realisable value is approximately HK$19,596,000 (2003: HK$10,820,000).

於本年度，存貨成本於損益表內被確認為支出約達1,397,627,000港元（二零零三年：1,028,340,000港元）。

The cost of inventories recognised as an expense in the income statement during the year approximately amounted to HK$1,397,627,000 (2003: HK$1,028,340,000).

22. 待售物業

於二零零四年三月三十一日待售物業結餘按成本值或可變現淨值兩者之較低值入賬。待售物業於本年度損益表中確認為銷售成本之數額約為15,233,000港元(二零零三:無)

22. PROPERTIES FOR SALES

At 31st March, 2004, the balance of properties for sale are carried at the lower of cost and net realizable value. The cost of properties for sales recognised as an expenses in the income statement during the year approximately amounted to HK$15,233,000 (2003: HK$Nil).

23. 應收賬項、按金及預付款項

於二零零四年三月三十一日,應收賬項、按金及預付款項只包括與第三者之結餘。於年結日應收貿易賬項之賬齡分析如下:

23. DEBTORS, DEPOSITS AND PREPAYMENTS

At 31st March, 2004, debtors, deposits and prepayments included balance with third parties only. The aging analysis of trade debtors at the balance sheet date is as follows:

		本集團 The Group	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
0－30日	0 – 30 days	**118,850**	109,150
31－60日	31 – 60 days	**43,275**	22,425
61－90日	61 – 90 days	**2,836**	1,016
超過90日	Over 90 days	**31,623**	16,930
		196,584	149,521

本集團向其貿易客戶提供平均為期30至90日之數期。

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

24. 應付賬項及應計費用

於二零零四年三月三十一日,應付賬項及應計費用只包括與第三者之結餘。於年結日應付貿易賬項之賬齡分析如下:

24. CREDITORS AND ACCRUED CHARGES

At 31st March, 2004, creditors and accrued charges included balances with third parties only. The aging analysis of trade creditors at the balance sheet date is as follows:

		本集團 The Group	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
0－30日	0 – 30 days	**73,442**	77,631
31－60日	31 – 60 days	**49,927**	34,105
61－90日	61 – 90 days	**23,397**	15,031
超過90日	Over 90 days	**48,324**	43,094
		195,090	169,861

25. 貸款 25. BORROWINGS

		本集團 The Group 2004 千港元 HK$'000	2003 千港元 HK$'000
貸款包括如下:	Borrowings comprise the following:		
銀行貸款	Bank loans	–	31,400
信託收據及入口貸款	Trust receipts and import loans	**75,866**	49,520
債權貼現貸款	Debt factoring loans	**34,243**	28,343
短期貸款	Short term loans	**3,695**	4,843
銀行透支	Bank overdrafts	**574**	5,491
		114,378	119,597
有抵押	Secured	**113,804**	114,106
無抵押	Unsecured	**574**	5,491
		114,378	119,597

貸款利息乃按當時適用之市場利率計算，其償還期限如下：

The borrowings bear interest at prevailing market rates and are repayable as follows:

		本集團 The Group 2004 千港元 HK$'000	2003 千港元 HK$'000
即期或一年內到期	Within 1 year or on demand	**114,378**	110,847
一至兩年內	Between 1-2 years	–	8,750
二至五年內	Between 2-5 years	–	–
		114,378	119,597
減：列於流動負債下之一年內到期數額	*Less:* Amount due within one year shown under current liabilities	**(114,378)**	(110,847)
一年後到期數額	Amount due after one year	–	8,750

26. 租購合約之承擔 26. OBLIGATIONS UNDER A HIRE PURCHASE CONTRACT

		本集團 The Group			
		租購合約之最低應付租金 Minimum lease payments		租購合約之最低應付租金之現值 Present value of minimum lease payments	
		2004	2003	**2004**	2003
		千港元	*千港元*	***千港元***	*千港元*
		HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
租購合約應付金額:	Amounts payable under a hire purchase contract:				
即期或一年內到期	Within 1 year or on demand	**65**	71	**62**	60
一至兩年內	Between 1-2 years	**–**	65	**–**	62
二至五年內	Between 2-5 years	**–**	–	**–**	–
		65	136	**62**	122
*減:*未來財務費用	*Less:* Future finance charges	**(3)**	(14)	**–**	–
租購合約承擔之現值	Present value of obligations under a hire purchase contract	**62**	122	**62**	122
*減:*列於流動負債下之一年內到期數額	*Less:* Amount due within one year shown under current liabilities			**(62)**	(60)
一年後到期數額	Amount due after one year			**–**	62

本集團簽訂汽車租購合約。該租購合約為期5年,本年度之平均借貸利率為6.85%(二零零三:6.85%)。借貸利率在租購合約中訂定。租購合約以定額還款以及沒有簽定條款繳付或然負債租金。

The hire purchase contract was entered by the Group for certain motor vehicles. The term of the hire purchase contract is 5 years and the average effective borrowing rate of the hire purchase contract for the year is 6.85% (2003: 6.85%). Interest rate is fixed at the respective contract date. The hire purchase contract is on a fixed repayable basis and no arrangements have been entered into for contingent rental payments.

27. 股本 27. SHARE CAPITAL

		每股0.4港元之法定股本 Authorized Share Capital of HK$0.40 each	
		股份數目 Number of shares	千港元 *HK$'000*
於二零零三及二零零四年三月三十一日	At 31st March, 2003 and 2004	1,250,000,000	500,000

		已發行及繳足股本 Issued and fully paid share capital	
		股份數目 Number of shares	千港元 *HK$'000*
於二零零二年四月一日之結餘	Balance at 1st April, 2002	2,693,225,402	269,323
行使認股權證而發行之股份	Issue of shares upon exercise of warrants	11,200,000	1,120
回購股份	Repurchase of shares	(17,010,000)	(1,701)
於二零零三年三月三十一日之結餘	Balance at 31st March, 2003	2,687,415,402	268,742
行使購股權而發行之股份	Issue of shares upon exercise of share options	48,624,528	4,862
發行股份	Issue of shares	300,000,000	30,000
回購股份	Repurchase of shares	(7,160,000)	(716)
股份合併	Consolidation of shares	(2,271,659,948)	–
於二零零四年三月三十一日之結餘	**Balance at 31st March, 2004**	**757,219,982**	**302,888**

本年度內，本公司已發行股本之改變詳情如下：

(a) 於二零零三年七月，部份購股權持有者行使其購股權，因此本公司以每股0.10港元發行48,624,528股每股面值0.10港元之股份。

Details of the changes in the issued share capital of the Company during the year are as follows:

(a) In July 2003, 48,624,528 shares of HK$0.10 each were issued at HK$0.10 per share as a result of the exercise of the certain share options of the Company by their holders.

27. 股本－續

(b) 於二零零三年八月，由於配售現有股份及認購新股，以每股配售股份0.22港元發行300,000,000股，每股面值0.10港元之股份。

(c) 本公司在香港聯合交易所有限公司購回其股份如下：

27. **SHARE CAPITAL – continued**

(b) In August 2003, 300,000,000 shares of HK$0.10 each were issued at HK$0.22 per share as a result of the placing of existing shares and subscription of new shares.

(c) The Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總代價 Aggregate consideration 千港元 HK$'000
二零零三年四月	April 2003	2,630,000	0.089	0.100	250
二零零三年五月	May 2003	4,530,000	0.098	0.104	461
		7,160,000			711

以上回購之股份已註銷，故本公司已發行股本已根據此等股份面值相應減低。回購股份之溢價或折讓已計入累計溢利中。而相等於註銷股份面值之數額則由累計溢利轉撥往股本贖回儲備（附註29）。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium or discount on repurchase was charged against or credited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve (note 29).

(d) 在二零零三年十一月十三日舉行之特別股東大會通過一項普通決議，每4股面值0.1港元之已發行及未發行之股份合併為1股面值0.4港元之股份。

(d) Pursuant to an ordinary resolution passed at a Special General Meeting of the Company held on 13th November, 2003, every four issued and unissued shares of HK$0.10 each were consolidated into one share of HK$0.40 each.

所有發行之股份在各方面與現有已發行之股份享有同等權益。

All shares issued rank pari passu with the then existing shares in issue in all respects.

28. 購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃，董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

上述購股權計劃之購股權數目之變動如下：

28. SHARE OPTION SCHEME

Under the Company's share option scheme ("Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

The movements of the options granted under the Scheme are as follows:

		於購股權計劃所授予之股份數目 Number of option shares granted under the Scheme	
		2004 ***(附註a)*** ***(note a)***	2003 *(附註a)* *(note a)*
年初結餘	Balance at beginning of the year	**10,911,264**	29,248,764
在本年度行使	Exercised during the year	**(5,455,632)**	(2,800,000)
在本年度失效	Lapsed during the year	**–**	(15,537,500)
年結餘額	Balance at end of the year	**5,455,632**	10,911,264

28. 購股權計劃－續

於二零零三年四月一日及二零零四年三月三十一日尚未行使之購股權結餘包括：

28. **SHARE OPTION SCHEME – continued**

The balances of option shares outstanding as at 1st April, 2003 and 31st March, 2004 comprise:

授予日期	Date of grant	行使價（原始） Exercise price (original) 港元 HK$	行使價（經調整） Exercise price (adjusted) (附註a) (note a) 港元 HK$	於二零零三年三月三十一日購股權數目 Number of option shares at 31.3.2003 (附註a) (note a)	在本年度內行使購股權數目 Number of option shares exercised during the year (附註a) (note a)	於二零零四年三月三十一日購股權數目 Number of option shares at 31.3.2004
一九九九年七月二日	2nd July, 1999	0.10000	0.40000	10,911,264	(5,455,632)	5,455,632

附註：

a. 於二零零二年四月一日及二零零三年三月三十一日之購股權數目及行使價已根據在附註27(d)中所説明之股份合併作出相應調整。

b. 此計劃在二零零一年四月六日屆滿。本年度內並無授予購股權。

Note:

a. The exercise prices and the numbers of options outstanding as at 1st April, 2002 and 31st March, 2003 have been adjusted in accordance with share consolidation as explained in note 27 (d).

b. The Scheme was expired on 6th April, 2001. No share options were granted during the year.

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃「新計劃」。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與新計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

A new share option scheme ("New Scheme") was approved and adopted at the special general meeting of the Company held on 12th September, 2002 for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

根據新計劃連同公司其他購股權計劃，購股權最高可授出股份之總數，不得超過於新計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過已發行股份之30%。

The maximum number of shares options which may be issued upon exercise of all options to be granted under this Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

於購股權授出之日的12個月內，各參與者獲行使而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue.

28. 購股權計劃－續

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年（購股權期限）。承授人可於購股權期限內任何時間行使購股權。

購股權之股份認購價由董事局決定，惟有關價格不得低過於授予購股權當日股份之收市價，或緊接授出日期前五個交易日股份平均收市價，或股份於授出日期之面值，以較高者為準。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

新計劃授出購股權之變動詳情如下：

28. SHARE OPTION SCHEME – continued

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 5 years from the commencement date (Option Period). The option may be exercised by the grantee at any time during the Option Period.

The subscription price of the share options is determined by the Board, but shall be no less than the highest of the closing price of the shares on the offer date, the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or the nominal value of the shares on the offer date.

The consideration for the grant is HK$1 and it shall in no circumstance be refundable.

The movements of the options granted under the Scheme are as follows:

授予日期	Date of grant	行使價（原始） Exercise price (original) 港元 HK$	行使價（經調整） Exercise price (adjusted) （附註） (note) 港元 HK$	在本年度內授予購股權數目 Number of option shares grant during the year （附註） (note)	在本年度內行使購股權數目 Number of option shares exercised during the year （附註） (note)	於二零零四年三月三十一日購股權數目 Number of option shares at 31.3.2004
二零零三年五月二日	2nd May, 2003	0.10000	0.40000	13,401,000	(6,700,500)	6,700,500
二零零三年十月十日	10th October, 2003	0.21500	0.86000	15,144,000	–	15,144,000
				28,545,000	(6,700,500)	21,844,500

附註： 購股權數目及行使價已根據在附註27(d)中所說明之股份合併作出相應調整。

Note: The exercise price, number of option granted and exercised during the year has been adjusted in accordance with consolidation of shares as noted in note 27 (d).

29. 儲備 29. RESERVES

		股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	總計 Total 千港元 HK$'000
本集團	**The Group**									
於二零零二年四月一日	At 1st April, 2002	51,206	37,138	11,571	(3,688)	1,682	780	68,234	44,568	211,491
贖回股份之溢價	Premium on redemption of shares	-	-	-	-	-	-	(3)	-	(3)
贖回股份之折讓	Discount on redemption of shares	-	-	-	-	-	-	539	-	539
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	(1,701)	1,701	-
折算香港以外業務所產生之滙兑差額	Exchange difference arising on translation of operations outside Hong Kong	-	-	-	-	-	1,872	-	-	1,872
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	-	-	-	-	-	899	-	-	899
本年度溢利淨額 (附註10)	Net profit for the year (Note 10)	-	-	-	-	-	-	61,118	-	61,118
股息	Dividends									
一中期股息	- Interim dividend	-	-	-	-	-	-	(5,374)	-	(5,374)
於二零零三年三月三十一日	At 31st March, 2003	51,206	37,138	11,571	(3,688)	1,682	3,551	122,813	46,269	270,542
應歸於:	Attributable to:									
一本公司及附屬公司	- the Company and subsidiaries	51,206	37,138	11,571	(3,688)	1,682	3,740	128,507	46,269	276,425
一聯營公司	- associates	-	-	-	-	-	(189)	(5,694)	-	(5,883)
		51,206	37,138	11,571	(3,688)	1,682	3,551	122,813	46,269	270,542
代表:	Representing:									
於二零零三年三月三十一日扣除建議末期股息後之儲備	At 31st March, 2003, after proposed final dividend									255,398
二零零三年擬派末期股息	2003 final dividend proposed									15,144
										270,542

29. 儲備－續 29. RESERVES – continued

		股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	總計 Total 千港元 HK$'000
本集團	**The Group**									
於二零零三年四月一日	At 1st April, 2003	51,206	37,138	11,571	(3,688)	1,682	3,551	122,813	46,269	270,542
發行股份	Issue of shares	36,000	–	–	–	–	–	–	–	36,000
發行股份費用	Share issue expenses	(3,424)	–	–	–	–	–	–	–	(3,424)
贖回股份之溢價	Premium on redemption of shares	–	–	–	–	–	–	(8)	–	(8)
贖回股份之折讓	Discount on redemption of shares	–	–	–	–	–	–	13	–	13
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	–	–	(716)	716	–
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	–	–	–	–	–	2,071	–	–	2,071
少數股東應佔儲備變動	Minority shareholders share of changes in reserves	–	–	–	–	–	196	–	–	196
本年度溢利淨額 *(附註10)*	Net profit for the year *(Note 10)*	–	–	–	–	–	–	100,065	–	100,065
股息	Dividends									
－二零零三年末期股息 *(附註11)*	– 2003 final dividend *((Note 11)*							(15,144)		(15,144)
－二零零四年中期股息 *(附註11)*	– 2004 Interim dividend *(Note 11)*	–	–	–	–	–	–	(24,231)	–	(24,231)
於二零零四年三月三十一日	**At 31st March, 2004**	**83,782**	**37,138**	**11,571**	**(3,688)**	**1,682**	**5,818**	**182,792**	**46,985**	**366,080**
應歸於：	Attributable to:									
－本公司及附屬公司	– the Company and subsidiaries	83,782	37,138	11,571	(3,688)	1,682	6,007	189,354	46,985	372,831
－聯營公司	– associates	–	–	–	–	–	(189)	(6,562)	–	(6,751)
		83,782	**37,138**	**11,571**	**(3,688)**	**1,682**	**5,818**	**182,792**	**46,985**	**366,080**
代表：	Representing:									
於二零零四年三月三十一日扣除建議末期股息後之儲備	At 31st March, 2004, after proposed final dividend									339,386
二零零四年擬派末期股息	2004 final dividend proposed									26,694
										366,080

29. 儲備－續 29. RESERVES – continued

		股份溢價 Share premium 千港元 HK$'000	實繳盈餘 Contributed surplus 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	總計 Total 千港元 HK$'000
本公司	**The Company**							
於二零零二年四月一日	At 1st April, 2002	51,206	75,263	-	-	40,245	44,568	211,282
贖回股份之溢價	Premium on redemption of shares	-	-	-	-	(3)	-	(3)
贖回股份之折讓	Discount on redemption of shares	-	-	-	-	539	-	539
股本贖回儲備	Capital redemption reserve	-	-	-	-	(1,701)	1,701	-
本年度虧損淨額 *(附註10)*	Net loss for the year *(note 10)*	-	-	-	-	(4,206)	-	(4,206)
股息	Dividends							
－中期股息	– Interim dividend	-	-	-	-	(5,374)	-	(5,374)
於二零零三年三月三十一日	At 31st March, 2003	51,206	75,263	-	-	29,500	46,269	202,238
代表：	Representing:							
於二零零三年三月三十一日扣除建議末期股息後之儲備	At 31st March, 2003, after proposed final dividend							187,094
二零零三年擬派末期股息	2003 final dividend proposed							15,144
								202,238
於二零零三年四月一日	At 1st April, 2003	51,206	75,263	-	-	29,500	46,269	202,238
發行股份	Issue of shares	36,000	-	-	-	-	-	36,000
發行股份費用	Share issue expenses	(3,424)	-	-	-	-	-	(3,424)
贖回股份之溢價	Premium on redemption of shares	-	-	-	-	(8)	-	(8)
贖回股份之折讓	Discount on redemption of shares	-	-	-	-	13	-	13
股本贖回儲備	Capital redemption reserve	-	-	-	-	(716)	716	-
本年度溢利淨額 *(附註10)*	Net profit for the year *(note 10)*	-	-	-	-	99,721	-	99,721
股息	Dividends							
－二零零三年末期股息 *(附註11)*	– 2003 final dividend *(Note 11)*	-	-	-	-	(15,144)	-	(15,144)
－二零零四年中期股息 *(附註11)*	– 2004 Interim dividend *(Note 11)*	-	-	-	-	(24,231)	-	(24,231)
於二零零四年三月三十一日	**At 31st March, 2004**	**83,782**	**75,263**	**-**	**-**	**89,135**	**46,985**	**295,165**
代表：	Representing:							
於二零零四年三月三十一日扣除建議末期股息後之儲備	At 31st March, 2004, after proposed final dividend							268,471
二零零四年擬派末期股息	2004 final dividend proposed							26,694
								295,165

29. 儲備－續

實繳盈餘指本公司於收購附屬公司時所發行股份面值與附屬公司被收購時之賬面淨資產值之差額。

根據百慕達公司法，除累計溢利外，本公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或繳付股息或作出分派：

(a) 作出分派後無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事局認為本公司可供分派之儲備包括實繳盈餘75,263,000港元(二零零三年：75,263,000港元)及累計溢利89,135,000港元(二零零三：29,500,000港元)。

29. RESERVES – continued

The contributed surplus represents the difference between the book value of the underlying net assets of the subsidiaries at the date on which their shares were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition.

In addition to accumulated profits, under the company law in Bermuda, the contributed surplus of a company is also available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,000 (2003: HK$75,263,000) and accumulated profits of HK89,135,000 (2003: HK$29,500,000).

30. 營運產生之現金 30. CASH GENERATED FROM OPERATIONS

		2004 千港元 HK$'000	2003 千港元 HK$'000
稅前溢利	Profit before taxation	**101,603**	61,425
應佔聯營公司虧損	Share of losses of associates	**868**	379
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries	**2,688**	1,658
重估投資物業之虧損	Deficit on revaluation of investment properties	**6,618**	1,490
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**(3,844)**	–
物業、機器及儀器之折舊	Depreciation of property, plant and equipment	**38,556**	35,580
其他投資之股息收入	Dividend income from other investments	**(565)**	(616)
回購股份經紀佣金	Brokerage expenses on redemption of shares	**7**	13
銀行及其他貸款利息	Interest on bank and other borrowings	**5,979**	7,287
一租購合約承擔之利息	Interest on obligations under a hire purchase contract	**10**	17
利息收入	Interest income	**(238)**	(119)
銷售發展中物業轉出之費用	Release of expenditure on properties under development upon sales of properties	**14,132**	–
出售其他投資盈利	Gain on disposal of other investments	**(2,601)**	–
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities	**–**	6,500
發展中物業回撥已確認減值虧損	Write back of Impairment loss recognised in respect of properties under development	**–**	(4,656)
出售物業、機器及儀器之虧損(收益)	Loss (Gain) on disposal of property, plant and equipment	**531**	(115)
外滙滙率變動	Effect of foreign exchange rate change	**2,262**	2,771
存貨增加	Increase in inventories	**(65,886)**	(29,029)
應收賬項、按金及預付款項增加	Increase in debtors, deposits and prepayments	**(66,148)**	(20,883)
其他投資減少	Decrease in other investments	**13,165**	11,808
應收聯營公司賬項增加(減少)	Increase (Decrease) in amounts due from associates	**–**	649
應付賬項應計費用及客戶定金增加	Increase in creditors and accrued charges and customers' deposits	**17,303**	14,373
營運產生之現金	Cash generated from operations	**64,440**	88,532

31. 現金及現金等值結存之分析

31. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

		2004 千港元 HK$'000	2003 千港元 HK$'000
銀行結存及現金	Bank balances and cash	**61,275**	55,853
銀行透支	Bank overdrafts	**(574)**	(5,491)
		60,701	50,362

32. 共同控制營運業務之權益

於二零零二年，本公司之全資附屬公司Niceday Company Limited（「Niceday」）與一間獨立第三者公司茂名市建築工程總公司（「中國合營公司」）簽訂協議，除地下層外，共同發展一項命名為富臨花園之商住物業。根據協議，Niceday提供該物業發展地盆及人民幣伍佰萬而中國合營公司會承擔建築費用。根據協議，中國合營公司將可先獲分配從物業銷售所得金額首人民幣三佰萬，Niceday將可獲分配其後之物業銷售所得金額人民幣三佰八拾二萬。Niceday可分佔餘下售樓收入56%。

於二零零四年三月三十一日，本集團在財務報告中已確認在該項共同控制營運業務之總資產及總負債應佔權益之數額如下：

32. INTEREST IN JOINTLY CONTROLLED OPERATIONS

In 2002, Niceday Limited ("Niceday"), a wholly-owned subsidiary of the Company, entered into an agreement with 茂名市建築工程總公司 ("PRC joint venture party"), an independent third party, for the re-development of properties under development into a residential and commercial complex known as Fortune Garden, excluding the basement level. Pursuant to the terms of the agreement, Niceday will contribute the subject development site and a cash sum of RMB5,000,000 whilst the PRC joint venture party will bear the development cost. Under the agreement, the PRC joint venture party shall receive the first RMB3,000,000 sale proceeds from property sales and then Niceday shall receive the following sale proceeds of RMB3,820,000. Niceday is entitled to 56% of all the remaining sales proceeds.

At 31st March, 2004, the aggregate amount of assets and liabilities recognised in the Group's financial statements in relation to the interest in jointly controlled operation is as follows:

		2004 千港元 HK$'000	2003 千港元 HK$'000
資產	Assets	**8,873**	21,049
負債	Liabilities	**3,653**	14,275
營業額	Turnover	**16,204**	–
可分配與集團之業績	Result attributable to the Group	**(876)**	–

33. 遞延稅項 DEFERRED TAXATION

已確認遞延稅項資產(負債) Recognized deferred tax assets (liabilities)

		本集團 The Group			
		資產 Assets		負責 Liabilities	
		2004	2003	**2004**	2003
		千港元 HK$'000	千港元 HK$'000	**千港元 HK$'000**	千港元 HK$'000
折舊免稅額	Depreciation allowances	**–**	–	**(7,688)**	–
稅務虧損	Tax losses	**7,688**	–	**–**	–
遞延稅項資產(負債)	Deferred tax assets (liabilities)	**7,688**	–	**(7,688)**	–
遞延稅項資產及負債之抵銷	Offset deferred tax assets and liabilities	**(7,688)**	–	**7,688**	–
稅項資產(負債)淨值	Net tax assets (liabilities)	**–**	–	**–**	–

由於未能確定未來溢利來源,本集團並無確認稅務虧損226,947,000港元(二零零三:324,866,000港元)為遞延稅項資產。未確認稅務虧損包括將於二零零五年至二零一八年期間(二零零三:二零零四年至二零一八年期間)到期之虧損78,859,000港元(二零零三:87,440,000港元)。其他稅務虧損將無限期結轉。

The Group has not recognized deferred tax asset in respect of tax losses of HK$226,947,000 (2003: HK$324,866,000) due to the unpredictability of future profit streams, Included in the unrecognized tax losses are losses of HK$78,859,000 (2003: HK$87,440,000) that will expire in the years of 2005 to 2018 (2003: 2004 to 2018), other tax losses may be carried forward indefinitely.

於年結日,本公司並沒有重大未撥出準備之遞延稅項。

At the balance sheet date, the Company had no significant unprovided deferred taxation.

34. 資本承擔 CAPITAL COMMITMENTS

		2004	2003
		千港元 HK$'000	千港元 HK$'000
已簽約但未在財務報告中撥備之物業、廠房及設備之資本費用 —物業、機器及儀器	Capital expenditure contracted for but not provided in the financial statements – property, plant and equipment	**13,396**	7,819

於年結日,本公司並無任何資本承擔。

At the balance sheet date, the Company did not have any capital commitments.

35. 或然負債 35. CONTINGENT LIABILITIES

		本集團 The Group		本公司 The Company	
		2004	2003	**2004**	2003
		千港元	*千港元*	*千港元*	*千港元*
		HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
可追索之銀行貼現票據	Bills discounted with recourse	**168**	5,884	**–**	–
就附屬公司取得信貸而向銀行，一供應商及一融資機構作出之擔保	Guarantees given to banks, a supplier and a financial institution in respect of credit facilities granted to subsidiaries	**–**	–	**735,733**	673,733
附屬公司已動用由本公司作擔保之信貸	Facilities utilised by the subsidiaries guaranteed by the Company	**–**	–	**110,685**	100,964

36. 營運租賃承擔 36. OPERATING LEASE COMMITMENTS

本集團作為承租人

The Group as lessee

於年結日，本集團於下列期間屆滿前不可撤銷之已承租物業營運租約之最低租金承擔如下：

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		本集團 The Group	
		2004	2003
		千港元	*千港元*
		HK$'000	*HK$'000*
一年內	Within one year	**3,953**	4,530
第二至第五年內	In the second to fifth years inclusive	**7,566**	5,293
超過五年	Over five years	**30,197**	33,955
		41,716	43,778

36. **營運租賃承擔－續**

本集團作為承租人－續

營運租約付款指本集團之辦公室及廠房物業之應付租金。除了一項租約尚餘49年期，其他租約乃經磋商後釐定，平均年期為三年。租金於租約期內是固定的。

本集團作為出租人

持有之物業已與租客簽訂未來二年之租約。本集團與租客簽訂於下列期間屆滿前不可撤銷之營運租約應收取之未來最低租金：

36. **OPERATING LEASE COMMITMENTS – continued**

The Group as lessee – continued

Operating lease payments represent rentals payable by the Group for its office and factory premises. Except for a lease with a remaining term of 49 years, leases are negotiated for an average term of 3 years and rentals are fixed over the lease terms.

The Group as lessor

The properties held have committed tenants for the next two years. The Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2004 *千港元* ***HK$'000***	2003 *千港元* *HK$'000*
一年內	Within one year	**1,646**	2,674
第二至第五年內	In the second to fifth years inclusive	**699**	2,306
		2,345	4,980

37. **資產抵押**

於年結日，本集團抵押若干資產作為一般信貸服務及經紀股票按揭戶口之擔保。該等資產之大約賬面值如下：

37. **PLEDGE OF ASSETS**

At the balance sheet date, the Group pledged certain assets with the following approximate carrying values to secure the general credit facilities granted to the Group and the margin accounts with brokers:

		2004 *千港元* ***HK$'000***	2003 *千港元* *HK$'000*
投資物業	Investment properties	**–**	30,160
其他物業	Other properties	**–**	42,030
已貼現應收賬項結餘	Factored debtor balances	**56,696**	51,667
其他投資之賬面值	Other investments at carrying value	**10,672**	14,984
包括於應收賬項、按金及預付款項中之股票抵押按金	Margin deposits with brokers as included under debtors, deposits and prepayments	**12,708**	4,709

38. 退休福利計劃
本集團參與根據香港政府施行之強制性公積金計劃(「強積金」)。自損益表扣除之強積金退休計劃供款指本集團按計劃所規定之比率作出之應付供款。

受僱於中國之附屬公司之僱員是中國政府國家管理之退休福利計劃之成員。該等中國之附屬公司需要按工資若干百份比向福利基金供款。集團對有關退休福利計劃之責任只限於該計劃所規定供款額作出供款。

39. 有關連人士交易
於本年度內,劉錫康先生,本集團主要股東,為本集團之一項非上市證券投資之減值提供個人擔保額達一千伍佰萬港元(二零零三年:一仟伍佰萬港元)。

此外,本集團於二零零四年三月三十一日應收聯營公司賬項之結餘,其詳情已載於附註19及綜合資產負債表。

38. **RETIREMENT BENEFITS SCHEME**
The Group participates in the Mandatory Provident Fund ("MPF") Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF scheme.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

39. **RELATED PARTY TRANSACTIONS**
During the year, Mr. Lau Sak Hong, Philip, a major shareholder of the Group, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted investment in securities to the extent of HK$15 million (2003: HK$15 million).

In addition, at 31st March, 2004, the Group had outstanding loans with associates, details of which are set out in note 19 and consolidated balance sheet.

40. 主要附屬公司

於二零零四年三月三十一日，本公司之主要附屬公司詳情如下：

40. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st March, 2004 are as follows:

附屬公司名稱 **Name of subsidiary**	成立或註冊／營業地點 **Place of incorporation or registration/ operations**	已發行普通股股本／註冊資本面值 **Nominal value of issued ordinary share capital/ registered capital**	本集團應佔股東權益 **Attributable equity interest to the Group**	主要業務 **Principal activity**
銳歡有限公司 ACME Delight Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Cosmo Communications Corporation	美國／加拿大 United States of America/Canada	1,571,000美元 US$1,571,000	91.4%	銷售電子產品及投資控股 Trading in electrical appliances and investment holding
永堅有限公司 Ever Solid Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	電子產品製造及銷售 Investment holding
Gladman Investments Pte. Limited	新加坡／香港 Republic of Singapore/ Hong Kong	2新加坡元 S$2	100%	提供行政服務 Provision of administrative services
廣州星輝電子制造有限公司 Starfair Manufacturing (Panyu) Company Limited	中華人民共和國 People's Republic of China	33,300,000港元 HK$33,300,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
高力勤實業有限公司 Korrigan Industrial Holdings Limited	香港 Hong Kong	25,000,000港元 HK$25,000,000	100%	投資控股 Investment holding
高力勤國貿有限公司 Korrigan Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	電視產品貿易 Trading in television sets
智輝企業有限公司 Master Light Enterprises Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding

40. 主要附屬公司－續　40. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
妙勤企業有限公司 Merrygain Holding Company Limited	香港 Hong Kong	5,000,000港元 HK$5,000,000	96%	物業投資 Property investment
Newstar.com Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
美日有限公司 Niceday Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股及物業發展 Investment holding and property development
Nice States Investment Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
廣捷有限公司 Noble Win Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
番禺星輝電器制造有限公司 Panyu Starfair Electronics Manufacturing Company Limited	中華人民共和國 People's Republic of China	21,500,000港元 HK$21,500,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
番禺恒敏塑膠制品有限公司 Panyu Success Base Plastic Company Limited	中華人民共和國 People's Republic of China	20,000,000港元 HK$20,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Sheen United Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
深圳升岡電子有限公司 Shenzhen Starlight Electronics Co. Ltd.	中華人民共和國 People's Republic of China	60,000,000港元 HK$60,000,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products

40. 主要附屬公司－續 40. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
照達投資有限公司 Starlight Exports Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
Skylight Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
SIH Limited	英屬維爾京群島 British Virgin Islands	10,000港元 HK$10,000	100%	投資控股 Investment holding
星熙發展有限公司 Starlight Video Limited	香港 Hong Kong	4港元 HK$4	100%	為集團公司提供委托服務 Provision of nominee services for group companies
升岡市場推廣有限公司 Starlight Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	證券買賣及電子產品貿易 Securities trading and trading in electronic products
星輝電子有限公司 Star Fair Electronics Company Limited	香港 Hong Kong	15,090,000港元 HK$15,090,000	100%	電子產品貿易 Trading in electronic products
Star Fair Manufacturing Company Limited	Jersey/中華人民共和國 Jersey/People's Republic of China	12英磅 £12	100%	電子產品及塑膠產品製造及銷售 Manufacture and sale of electronic and plastic products
Star Legend Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding

40. 主要附屬公司－續 40. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
Star Legend Offshore Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡電子有限公司 Star Light Electronics Company Limited	香港 Hong Kong	13,000,000港元 HK$13,000,000	100%	電子產品貿易 Trading in electronic products
星葉發展有限公司 Starleaf Development Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
珠海市升岡電子有限公司 Starlight Electronics Company (Zhuhai) Limited	中華人民共和國 People's Republic of China	10,000,000港元 HK$10,000,000	100%	暫停經營 Dormant
Starlight eTech (Holdings) Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡集團有限公司 Starlight Industrial Holdings Limited	香港 Hong Kong	73,920,192港元 HK$73,920,192	100%	投資控股 Investment holding
Starlight Manufacturers Limited	Jersey/中華人民共和國 Jersey/People's Republic of China	100,000港元 HK$100,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
升岡市場拓展有限公司 Starlight Marketing Development Limited	香港 Hong Kong	2港元 HK$2	100%	電子產品推銷 Marketing in electronic products
Starlight Overseas Marketing Limited	毛里求斯共和國 Republic of Mauritius	1美元 US$1	100%	電子產品貿易 Trading in electronic products

40. 主要附屬公司－續　40. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
升岡科研有限公司 Starlight R&D Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	物料採購及提供工程服務 Material sourcing and provision of engineering services
演富投資有限公司 Starshow Investment Limited	香港 Hong Kong	2港元 HK$2	100%	為集團公司提供委托服務 Provision of nominee services for group companies
恒敏實業有限公司 Success Base Industries Limited	香港 Hong Kong	4,000,000港元 HK$4,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Top Spring Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
番禺富臨花園房地產有限公司	中華人民共和國 People's Republic of China	31,750,000人民幣 RMB31,750,000	100%	物業發展 Property development

40. **主要附屬公司－續**

董事局認為上述所列本公司之附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部份。董事局認為如提供其他附屬公司之詳請，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他之附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何借貸資本結餘。

41. **比較數字**

部份比較數字如遞延稅項、分類資料、員工成本、營運租賃承擔及共同控制營運業務之披露已重新分類以符合今年度之呈報。

40. **PRINCIPAL SUBSIDIARIES – continued**

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiary had any loan capital outstanding at the end of the year, or at any time during the year.

41. **COMPARATIVE FIGURES**

Certain comparative figures like deferred tax, segment information, staff costs, operating lease commitment and disclosure on jointly control operation have been reclassified to conform with the current year's presentation.

業績 RESULTS

		截至三月三十一日止年度 Year ended 31st March, 2000 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	**2004 千港元 HK$'000**
營業額	TURNOVER	1,315,842	1,325,555	932,781	1,379,372	**1,837,045**
經營溢利(虧損)	PROFIT (LOSS) FROM OPERATIONS	112,731	(37,498)	(29,316)	69,108	**108,460**
融資成本	FINANCE COSTS	(6,157)	(13,909)	(9,066)	(7,304)	**(5,989)**
應佔聯營公司業績	SHARE OF RESULTS OF ASSOCIATES	(1,187)	(701)	(1,495)	(379)	**(868)**
其他非經營項目	OTHER NON-OPERATING ITEMS	(2,924)	–	–	–	**–**
除税前經常業務溢利(虧損)	PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION	102,463	(52,108)	(39,877)	61,425	**101,603**
税項	TAXATION	(2,472)	(1,454)	(242)	(218)	**(720)**
未扣除少數股東權益前溢利(虧損)	PROFIT (LOSS) BEFORE MINORITY INTERESTS	99,991	(53,562)	(40,119)	61,207	**100,883**
少數股東權益	MINORITY INTERESTS	287	759	287	(89)	**(818)**
本年度溢利(虧損)淨額	NET PROFIT (LOSS) FOR THE YEAR	100,278	(52,803)	(39,832)	61,118	**100,065**

資產及負債 ASSETS AND LIABILITIES

		於三月三十一日 At 31st March,				
		2000 千港元 *HK$'000* *(重列)* *(restated)*	2001 千港元 *HK$'000*	2002 千港元 *HK$'000*	2003 千港元 *HK$'000*	**2004** **千港元** ***HK$'000***
投資物業	INVESTMENT PROPERTIES	46,610	44,980	45,250	43,760	**53,810**
物業、機器及儀器	PROPERTY, PLANT AND EQUIPMENT	218,422	234,320	241,180	251,244	**286,330**
發展中物業	PROPERTIES UNDER DEVELOPMENT	32,000	32,000	29,000	37,859	**-**
商譽	GOODWILL	–	–	16,183	14,525	**11,837**
負商譽	NEGATIVE GOODWILL	–	–	(3,844)	(3,844)	**-**
聯營公司權益	INTEREST IN ASSOCIATES	998	9,955	2,663	2,384	**2,016**
證券投資	INVESTMENTS IN SECURITIES	1,040	38,646	32,681	26,181	**25,181**
流動資產淨值	NET CURRENT ASSETS	322,755	207,106	136,881	176,534	**291,159**
		621,825	567,007	499,994	548,643	**670,333**
融資來源:	Financed by:					
股本	SHARE CAPITAL	208,485	269,320	269,323	268,742	**302,888**
已收認購股份款項	SUBSCRIPTION MONEY RECEIVED	–	4,377	–	–	**-**
儲備	RESERVES	370,987	252,785	211,491	257,141	**339,386**
擬派末期股息	PROPOSED FINAL DIVIDENDS	18,223	–	–	13,401	**26,694**
股東資金	SHAREHOLDERS' FUNDS	597,695	526,482	480,814	539,284	**668,968**
一年後到期之貸款	BORROWINGS – AMOUNT DUE AFTER ONE YEAR	13,950	31,240	18,600	8,750	**-**
少數股東權益	MINORITY INTERESTS	9,959	9,110	458	547	**1,365**
一年後到期之財務租賃及租購合約承擔	OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS – AMOUNT DUE AFTER ONE YEAR	221	175	122	62	**-**
		621,825	567,007	499,994	548,643	**670,333**

註: 二零零零年之數額因在二零零二年採納會計實務準則第九號(經修訂)「結算日後事項」而已經作出重列

Note: The figures for 2000 have been restated as a result of adoption of the Statement of Standard Accounting Practice 9 Revised) "Events after the balance sheet date" in 2002.

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積（平方呎） Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街十八號 廣旅集團大廈十三樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道九十五號 統一中心二十六樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號 城都工業大廈十八樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號 城都工業大廈十二樓之前部 The front portion of 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	4,970	工業 Industrial	96%	長年期租約 Long leases
番禺石碁鎮岐山路八號 221及36地段	63,968	商用 Commercial	100%	長年期租約 Long leases

STARLITE

國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)

Annual Report 2004 年報